SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2007

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga, Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐       No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

ANNUAL REPORT
(From January 1, 2006 to December 31, 2006)
THIS IS A SUMMARY OF THE ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.
IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.
UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

2

Attachment: Korean GAAP Non-consolidated Financial Statements

1

I. OVERVIEW
1. Corporate Purpose of SK Telecom Co., Ltd. (the “Company”)

Business Objectives
1. Information and communication business

2. Handset sales and lease business

3. New media business

4. Advertisement business

5. Communication sales business

6. Personal property and real property lease business

7. Research and technology development related to Clause 1 through 4

8. Overseas business and trading business related to Clause 1 through 4

9. Manufacturing and distribution business related to Clause 1 through 4

10. Tourism

11. Other businesses related to the above
2. Company History
A. Changes Since Incorporation
(1) Date of Incorporation
 - March 29, 1984 (date of shareholders’ meeting for the incorporation): Incorporated as Korea Mobile
 Communications Service Co., Ltd.
 (Authorized capital: Won 500 million / Paid-in capital: Won 250 million)
(2) Location of Headquarters
 - 22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)
 - 16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)
 - 267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)
 - 99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)
  - 11, Euljiro 2-ga, Jung-gu, Seoul (December 13, 2004)
B. Mergers
(1) Target: Shinsegi Communication Co., Ltd.
 - Date: January 13, 2002
 - Registration: January 16, 2002
(2) Target: SK IMT Co., Ltd.
 - Date: May 1, 2003
 - Registration: May 7, 2003
C. Significant Recent Business Events
 (1) Provision of Subsidies to Long-term Subscribers
Pursuant to the Telecommunications Business Act, as amended, telecommunications service providers may provide a one-time subsidy to subscribers who have contracts with terms of over 18 consecutive months within 2 years, beginning March 27, 2006. The Company has stated in its standard subscription contract the Company’s obligation to notify the subscribers at least 30 days prior to the cancellation of such subsidy provision.

(2) Acquisition of China Unicom Convertible Bonds
On July 5, 2006, the Company purchased zero coupon convertible bonds of China Unicom Ltd. (principal amount US$1,000,000,000) at the purchase price of Won 995,119 million, with the objective of fostering business cooperation that will build a foundation for the Company’s entry into the Chinese market. The conversion rights of the bonds are exercisable beginning on the 1 year anniversary of the issuance up to 7 days prior to the maturity date. The number of common shares of China Unicom which the Company would acquire pursuant to conversion would be 899,745,075 shares, which would represent, post-conversion, 6.67% of the outstanding common shares of China Unicom.
(3) Cancellation of Treasury Stock
Pursuant to the resolutions of the Company’s board of directors dated July 28, 2006 and August 31, 2006, the Company acquired 491,000 shares of the Company’s common stock (at a purchase price of Won 92,518,373,000) between August 1 and August 14, 2006 and 592,000 shares of the Company’s common stock (at a purchase price of Won 116,559,060,000) between September 4 and September 27, 2006, respectively, and cancelled such shares of treasury stock as of August 17 and September 29, 2006, respectively.
3. Information Regarding Shares
A. Total number of shares

(As of December 31, 2006)	(Unit: shares)

	Share type
Classification	Common shares	—	Total	Remarks
I. Total number of issuable shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,085,235	—	8,085,235	—
1. Capital reduction	—	—	—	—
2. Share cancellation	8,085,235	—	8,085,235	—
3. Redeemed shares	—	—	—	—
4. Others	—	—	—	—
IV. Total number of shares (II-III)	81,193,711	—	81,193,711	—
V. Number of treasury shares	8,526,252	—	8,526,252	—
VI. Number of shares outstanding (IV-V)	72,667,459	—	72,667,459	—

B. Capital Stock and Price per Share

(As of December 31, 2006)	(Unit: Won, shares)

		Capital (total face value)			Price per share
		Capital amount		Total amount		Capital/	Capital/
			Total number of		Par value
Classification	Type	in financial		of distributed		Total number of	Number of distributed
			issued shares		per share
		statements		shares		issued shares	shares
			(IV of A×b)		(b)
		(a)		(VI of A×b )		(a / IV of A.)	(a / VI of A.)
Registered	Common shares	44,639,473,000	40,596,855,500	36,333,729,500	500	549.8	614.3
Total		44,639,473,000	40,596,855,500	36,333,729,500	500	549.8	614.3

C.	Acquisition and Disposition of Treasury Shares

(1)	Status of Acquisition and Disposition of Treasury Shares

Acquisition method		Amount at the			Retirement	Amount at the end of
	Type of share	beginning of period	Acquisition (+)	Disposition (-)(1)	(-)	period
Direct acquisition pursuant to Article 189-2	Common share	4,697,735	1,083,000	136,163	1,083,000	4,561,572
(1) of the relevant Act	Preferred share	—	—	—	—	—
Direct acquisition based	Common share	77,970	—	—	—	77,970
on causes other than
those stipulated in Article
189-2 (1) of the relevant Act	Preferred share	—	—	—	—	—
	Common share	4,775,705	1,083,000	136,163	1,083,000	4,639,542
Sub-total
	Preferred share	—	—	—	—	—
Indirect acquisition	Common share	3,886,710	—	—	—	3,886,710
through trust and other	Preferred share	—	—	—	—	—
agreements
	Common share	8,662,415	1,083,000	136,163	1,083,000	8,526,252
Total
	Preferred share	—	—	—	—	—

Notes:

(1)	Dispositions of 99,361 common shares in the second quarter of 2006 and 36,802 common shares in the fourth quarter of 2006 were made due to the conversion of the Company’s convertible bonds.
* Of the 4,639,542 shares of treasury stocks directly acquired based on causes other than those provided in Article 189-2 (1) of the relevant Act, 1,649,014 shares were deposited with the Korea Securities Depository as of December 31, 2006 for any exchange of the Company’s overseas exchangeable bonds.

D. Employee Stock Ownership Program
(1) Transactions with the Employee Stock Ownership Program
 a) On August 23, 1999, the Company lent Won 118.6 billion of purchase funds for employee stock ownership to the Employee Stock Ownership Program, and the Employee Stock Ownership Program re-lent the amount to the Company’s employees in accordance with its internal allotment standards.
—	Terms of the loan: 8-year installment repayment plan following a three-year grace period

—	The loan is deducted from wages for each individual to repay the Employee Stock Ownership Program, and is subsequently repaid to the company.
b) Repayment amount for the year ended December 31, 2006: Won 7,056,652
     — Details of the loan repayment

(As of December 31, 2006)	(Unit: in thousand Won)

Classification	Amount	Remarks
Initial loan amount	118,577,755	Lent on August 23, 1999 to 3,540 persons
Accumulated repayment amount	111,048,200	Includes Won 7.06 billion repaid during 2006
Balance	7,529,555	Expected full repayment by July 2010
(2) Voting Rights of the Employee Stock Ownership Program
During a designated period, to be 7 days or longer, each individual member of the Program may exercise his voting rights by expressing his intention on the shareholders’ meeting agenda through a written power of attorney to a designated proxy.
(3) Shareholdings of the Employee Stock Ownership Program

(Unit: shares)

Account		Balance at the beginning
classification	Types of share	of period	Balance at the end of period

E.S.O.P. account	—	—	—
Member account	Common share	297,246	197,240
* As the relevant law requires an immediate transfer of the shares directly purchased by the employees to the account of the individual purchasers, the Company transfers and holds the employees’ stocks in separate individual accounts within the program once the number of shares for each individual member is determined.

4. Status of Voting Rights

(As of December 31, 2006)	(Unit: shares)

Classification		Number of shares	Remarks

	Common share	81,193,711
Total outstanding shares (A)			—
	Preferred share	—
Number of shares without voting	Common share	8,526,252
right (B)			Treasury shares
	Preferred share	—
Shares with restricted voting
right under the Stock
Exchange Act and other laws	Common share	—	—
(C)
Shares with reestablished
voting right (D)	—	—	—
The number of shares with	Common share	72,667,459
exercisable voting right			—
	Preferred share	—
(E = A — B — C + D)
5. Dividends and Others

(Unit: in million Won except per share value)

		Year ended December 31,
Classification		2006	2005	2004
Par value per share		500	500	500
Current net income		1,446,598	1,871,380	1,494,852
Net income per share		19,734	25,421	20,307
Income available for distribution as dividend		1,608,891	1,930,626	1,377,007
Total cash dividend		582,386	662,529	758,227
Total stock dividend		—	—	—
Percentage of cash dividend to available income (%)		40.3	35.4	50.7
	Common share	3.6	4.9	5.2
Cash dividend yield ratio(%)	Preferred share	—	—	—
	Common share	—	—	—
Stock dividend yield ratio (%)	Preferred share	—	—	—
	Common share	8,000	9,000	10,300
Cash dividend per share	Preferred share	—	—	—
Stock dividend per share	Common share	—	—	—
	Preferred share	—	—	—

* The total amount of cash dividend for the year ended December 31, 2006 includes the interim dividend amount of Won 73,714 million, and the cash dividend amount per share of Won 8,000 for the same period includes the interim dividend amount of Won 1,000 per share.
* The total amount of cash dividend for the year ended December 31, 2005 includes the interim dividend amount of Won 73,614 million, and the cash dividend amount per share of Won 9,000 for the same period includes the interim dividend amount of Won 1,000 per share.
* The cash dividend per share of Won 10,300 for the year ended December 31, 2004 includes the regular dividend of Won 5,100 (including the interim dividend amount of Won 1,000) and a special dividend of Won 5,200.
II. BUSINESS
1. Business Summary
A. Industry Status
(1) Characteristics of the Industry
     As of December 31, 2006, the number of domestic mobile phone subscribers reached 40.2 million and with a 83.2% penetration rate, and the Korean mobile communication market can be considered to have reached its maturation stage. However, considering the number of European countries with penetration rates exceeding 90%, additional future growth of the domestic market may be possible.
     The Korean mobile communications market continues to improve with the help of advances in network-related technology evidenced by the world’s first commercialization of CDMA2000 1x, CDMA 1x EV-DO, and the development of highly advanced handsets that enables the provision of convergence services for multimedia contents, mobile commerce, telematics, satellite DMB, digital home services and other related contents.
(2) Industry Growth

(Unit: 1,000 persons)

Classification		End of 2006	End of 2005	End of 2004	End of 2003	End of 2002
Penetration rate (%)		83.2	79.4	75.9	70.1	67.9
	SK Telecom	20,271	19,530	18,783	18,313	17,220
Number of	PCS	19,926	18,812	17,803	15,279	15,123
subscribers	Total	40,197	38,342	36,586	33,592	32,342
(Data: Ministry of Information and Communication website)

(3) Market Characteristics
     The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. With the market penetration rate reaching as high as 83.2% (as of the end of December 2006), the customer base is continuing to expand to include elementary school and pre-school children. Although demand to date has primarily been in the domestic market, as the business territory expands to overseas market, the size of overseas sales is expected to grow in the near future. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.
B. Company Status
(1) Market Share
* Historical market share of the Company

(Unit: %)

Classification	2006	2005	2004
Mobile phone	50.4	50.9	51.3
* Comparative market share

(As of December 31, 2006)	(Unit:%)

Classification	SK Telecom	KTF	LG Telecom
Market share	50.4	32.1	17.5
(Data: Ministry of Information and Communication website)
(2) New Business Contents and Prospects
a) Expansion of U.S. market operations through commencement of “Helio” service
—		Resolution for capital investment regarding Mobile Virtual Network Operator (MVNO) service in the U.S. (January 26, 2005)

—		Investment amount: US$220 million (From 2005 to 2007)

—		Investment method: Establishment of a joint venture with EarthLink, which is one of the three major Internet service providers in the U.S.

—		Service provided: MVNO (Mobile Virtual Network Operator)

	•	Subscriber recruitment and service provision based on service facilities and fee plans

	•	Combination of the Company’s mobile communications business capabilities and data service technology with the local customer base, marketing infrastructure and brand power of EarthLink

	•	Planning to provide additional services related with music, games and messaging for target customers

—		Status: As of December 31, 2006, the Helio service had approximately 70,000 subscribers and average revenue per user (ARPU) of approximately US$100.
b) Commencement of Commercial High Speed Downlink Packet Access (“HSDPA”) Service (May, 2006)

—	Building on an advanced WCDMA network for data transmission, improve the Company’s long-term growth base through the development of new products with strong visual components (such as video phones and other video content) and the expansion of global roaming services;

—	Planning to increase customer preference for HSDPA by capturing the early adopter and heavy user markets and to raise awareness of HSDPA as a premium service;

—	Nationwide HSDPA network expected to be completed in March 2007.

c)	Commencement of Commercial Wireless Broadband (“WiBro”) Service (June 2006)

—	On January 20, 2005, the Company, along with Korea Telecom, obtained rights to the WiBro business following the review of the Information and Communications Policy Review Committee

—	Currently servicing six HotZone areas in the Korea University, Shinchon, Hanyang University, Myungdong and Euljiro areas in Seoul;

—	Plan to expand HotZone service and to introduce partial flat rate plans in light of various customers’ different usage patterns.
2. Major Products
A. Status of Major Products as of December 31, 2006

(Unit: in million Won, %)

Business field	Sales type	Item	Major trademarks	Sales amount (ratio)
Information and communication				10,497,773
		Mobile phone	June, NATE and others
(98.56%)
Services
		Others	Others
153,179 (1.44%)
B. Price Trend of Major Products

Item		During 2006	During 2005	During 2004
Mobile phone	Basic fee (per month)	13,000	13,000	13,000
(Based on standard call charge)	Service fee (per 10 seconds)	20	20	20
* Caller ID service became free of charge beginning January 2006.

3. Investment Status
A. Investments in Progress

(Unit: Won 100 million)
Amount
			Subject of		Total	already	Future
Business field	Classification	Investment period	investment	Investment effect	investments	invested	investment
			Network,	Capacity increase and
	Upgrade/		systems and	quality improvement;
Network/Common	New installation	2006	others	systems improvement	16,000	15,175	—

*	Amount already invested is the cumulative amount expended through the year ended December 31, 2006.
B. Future Investment Plan

	Expected investment amount		Expected investment for each year		(Unit: Won 100 million)
Business field	Asset type	Amount	2007	2008	Investment effect
	Network, systems				Upgrades to the existing services
Network/Common	and others	15,500	15,500	N/A	and provision of new services

Total		15,500	15,500	N/A	—

*	The expected investment amount of Won 1,550.0 billion is the planned future investment amount for 2007.
4. Derivative Products and Others
A. Derivatives Contracts
(1) FX Swap
a) Purpose of Contracts: Currency Exchange Risk Hedging
b) Contract Terms
- Cross Currency Swap

(As of December 31, 2006)				(Unit: in million Won)
				Income/loss on
Contract amount	Contract party	Contract date	Proceeds payment method	valuation
			Exchange on the date immediately
			preceding the principal and interest
US$125 million	Citibank	March 23, 2004	payment date	(37,470)
US$125 million	Credit Suisse	March 23, 2004	Same as above	(37,289)
US$50 million	BNP Paribas	March 23, 2004	Same as above	(14,962)
US$100 million	Calyon	October 10, 2006	Same as above	(747)

Total: US$400 million	—	—	—	(90,468)

*	Income/loss on valuation was calculated using the cash flow hedge accounting and was appropriated for capital adjustment.
- FX Swap

(As of December 31, 2006)			(Unit: in million Won)
Contract amount	Contract party	Contract date	Proceeds payment method	Income on valuation
US$100 million	Credit Suisse	May 27, 2004	Exchange before principal payment date	(22,503)
US$300 million	Hana Bank
US$140 million	Shinhan Bank
US$140 million	Woori Bank	June 30, 2006	Payment of US Dollars and receipt of Korean Won on July 5, 2007	16,660
US$140 million	Korea Exchange Bank
US$140 million	Citibank
US$140 million	Barclays Capital
(2) Interest Rate Swap
a) Purpose of Contracts: Interest Rate Risk Hedging
b) Contract Terms
- IRS

				(Unit: in million Won)
(As of December 31, 2006)				Income/loss on
Contract amount	Contract party	Contract date	Proceeds payment method	valuation
2,000	Shinhan Bank	June 28, 2006	Fixing of interest payment date / exchange of floating interest rate	(454)

*	Income/loss on valuation was calculated using the cash flow hedge accounting and was appropriated for capital adjustment.

5. R&D Investments

				(Unit: in thousand Won)
	Category	2006	2005	2004	Remarks
	Raw material	184,969	234,889	255,320	—
	Labor	33,986,701	35,191,759	36,026,539	—
	Depreciation	134,461,257	121,335,301	122,097,858	—
	Commissioned service	83,751,223	86,536,635	85,646,995	—
	Others	35,680,197	41,730,732	39,951,341	—
	Total R&D costs	288,064,347	285,029,316	283,978,053	—
Accounting	Sales and administrative expenses	277,807,352	273,223,885	272,290,385	—
	Development expenses (Intangible assets)	10,256,995	11,805,431	11,687,668	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.70%	2.81%	2.93%	—
6. Other Matters
A. External Fund Procurement Summary
* Domestic procurement

	Beginning		Reduction from	(Unit: in million Won)
Source of procurement	balance	New procurement	repayment	Ending balance	Remarks
Bank	—	200,000	—	200,000	—
Insurance company	—	—	—	—	—
Merchant banking	—	—	—	—	—
Loan specialty financial company	—	—	—	—	—
Mutual savings bank	—	—	—	—	—
Other financial institutions	24,543	—	14,704	9,839	—
Total procurement from financial institutions	24,543	200,000	14,704	209,839	—
Corporate bond (public offering)	2,500,000	200,000	800,000	2,100,000	—
Corporate bond (private offering)	—	—	—	—	—
Paid-in capital increase (public offering)	—	—	—	—	—

	Beginning	New	Reduction from	(Unit: in million Won)
Source of procurement	balance	procurement	repayment	Ending balance	Remarks
Paid-in capital increase (private offering)	—	—	—	—	—
Asset —backed securitization (public offering)	—	—	—	—	—
Asset —backed securitization (private offering)	—	—	—	—	—
Others	—	—	—	—	—
Total procurement from capital market	2,500,000	400,000	800,000	2,100,000	—
Borrowings from shareholder, officer and affiliated company	—	—	—	—	—
Others	—	—	—	—	—

Total	2,524,543	600,000	814,704	2,309,839	—

*	Overseas procurement

			Reduction in
	Beginning		repayment and	(Unit: in million Won)
Procurement source	balance	New procurement	others	Ending balance	Remarks
Financial institutions	—	94,800	1,840	92,960	Exchange rate adjustment
Overseas securities(Corporate bonds)	303,900	—	25,020	278,880	Exchange rate adjustment
Overseas securities (shares and others)	385,885	—	29,529	356,356	Stock conversion
Asset —backed securitization	—	—	—	—	—
Others	—	—	—	—	—

Total	689,785	94,800	56,389	728,196	—

B. Credit Ratings
(1) Corporate Bonds

	Subject of		Credit rating entity	Evaluation
Credit rating date	valuation	Credit rating	(Credit rating range)	classification
March 12, 2004	Corporate bond	AAA	Korea Ratings	Current valuation
March 15, 2004	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Current valuation
April 23, 2004	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
April 23, 2004	Corporate bond	AAA	Korea Ratings	Current valuation
December 6, 2004	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
December 6, 2004	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Current valuation
March 11, 2005	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
March 11, 2005	Corporate bond	AAA	Korea Ratings	Current valuation
March 14, 2005	Corporate bond	AAA	Korea Ratings	Regular valuation
June 14, 2005	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Regular valuation
June 13, 2006	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Regular valuation
June 21, 2006	Corporate bond	AAA	Korea Ratings	Regular valuation
June 22, 2006	Corporate bond	AAA	Korea Investors Service, Inc.	Regular valuation
September 1, 2006	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Current valuation
September 1, 2006	Corporate bond	AAA	Korea Ratings	Current valuation
September 1, 2006	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
October 27, 2006	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Current valuation
October 27, 2006	Corporate bond	AAA	Korea Ratings	Current valuation

* Rating definition:	“AAA” — The certainty of principal and interest payment is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.
(2) Commercial Paper (“CP”)

	Subject of		Credit rating entity	Evaluation
Credit rating date	valuation	Credit rating	(Credit rating range)	classification
January 26, 2004	CP	A1	National Information on Credit Evaluation, Inc.	Regular valuation
June 8, 2004	CP	A1	National Information on Credit Evaluation, Inc.	Current valuation
June 11, 2004	CP	A1	Korea Ratings	Current valuation
June 11, 2004	CP	A1	Korea Investors Service, Inc.	Current valuation

	Subject of		Credit rating entity	Evaluation
Credit rating date	valuation	Credit rating	(Credit rating range)	classification
June 13, 2005	CP	A1	Korea Investors Service, Inc.	Current valuation
June 14, 2005	CP	A1	National Information on Credit Evaluation, Inc.	Current valuation
June 16, 2005	CP	A1	Korea Ratings	Current valuation
June 13, 2006	CP	A1	Korea Investors Service, Inc.	Current valuation
June 21, 2006	CP	A1	National Information on Credit Evaluation, Inc.	Current valuation
June 22, 2006	CP	A1	Korea Investors Service, Inc.	Current valuation
September 1, 2006	CP	A1	Korea Ratings	Current valuation
December 27, 2006	CP	A1	National Information on Credit Evaluation, Inc.	Current valuation
December 27, 2006	CP	A1	Korea Investors Service, Inc.	Current valuation

* Rating definition:	“A1” — Timely repayment capability is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.
(3) International Credit Ratings

		Credit rating	Credit rating company
Date of credit rating	Subject of valuation	of securities	(Credit rating range)	Evaluation type
June 14, 2005	Issuer Rating	A	Fitch (England)	Current valuation
July 14, 2005	Global Bonds	A2	Moody’s (U.S.A.)	Current valuation
July 14, 2005	Exchangeable Bonds	A2	Moody’s (U.S.A.)	Current valuation
July 27, 2005	Global Bonds	A	S&P (U.S.A.)	Current valuation
July 27, 2005	Exchangeable Bonds	A	S&P (U.S.A.)	Current valuation
III. FINANCIAL INFORMATION
1. Summary Financial Statements
(Unit: in million Won)

	Year ended December 31,
Classification	2006	2005	2004	2003	2002
Current assets	4,189,325	4,172,485	3,854,345	3,460,706	2,746,991
• Quick assets	4,172,887	4,166,500	3,843,384	3,452,682	2,736,273
• Inventory	16,438	5,985	10,961	8,024	10,718
Fixed assets	11,624,728	10,349,191	10,166,360	9,915,253	9,974,227
• Investments	3,801,458	2,366,760	2,112,488	1,763,359	3,132,330
• Tangible assets	4,418,112	4,595,884	4,605,253	4,551,626	4,451,548
• Intangible assets	3,405,158	3,386,547	3,448,619	3,600,268	2,390,350

	(Unit in million Won)
	Year ended December 31,
Classification	2006	2005	2004	2003	2002
Total assets	15,814,053	14,521,676	14,020,705	13,375,959	12,721,218
Current liabilities	2,985,620	2,747,268	2,859,711	4,231,974	4,015,859
Fixed liabilities	3,522,006	3,516,528	4,033,902	3,202,147	3,168,412
Total liabilities	6,507,626	6,263,796	6,893,613	7,434,121	7,184,271
Capital	44,639	44,639	44,639	44,639	44,576
Capital surplus	2,962,699	2,966,198	2,983,166	2,915,964	2,884,385
• Surplus from share issuance	2,915,887	2,915,887	2,915,887	2,915,964	2,884,385
• Other capital surplus	46,812	50,311	67,279	—	—
Income surplus	7,844,753	7,269,861	6,156,708	5,140,349	4,897,099
Capital adjustment	(1,545,664)	(2,022,817)	(2,057,422)	(2,159,114)	(2,289,112)
Total capital	9,306,427	8,257,881	7,127,091	5,941,838	5,536,948
Sales	10,650,952	10,161,129	9,703,681	9,520,244	8,634,049
Operation income	2,584,370	2,653,570	2,359,581	3,080,660	2,683,676
Ordinary income	2,021,643	2,554,613	2,115,778	2,714,194	2,179,993
Current net income	1,446,598	1,871,380	1,494,852	1,942,750	1,511,278

*	See the attached Korean GAAP Non-consolidated Financial Statements.
IV. AUDITOR’S OPINION
1. Auditor

2006	2005	2004
Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Hana Anjin LLC
2. Audit Opinion

Term	Auditor’s opinion	Issues noted
Year ended December 31, 2006	Appropriate	—
Year ended December 31, 2005	Appropriate	—
Year ended December 31, 2004	Appropriate	—

3. Remuneration for Independent non-executive Auditors for the Past Three Fiscal Years
A. Audit Contracts
(Unit: in thousand Won)

Term	Auditors	Contents	Fee	Total hours
Year ended December 31, 2006	Deloitte Anjin LLC	Semi-annual review Quarterly review Non-consolidated financial statements audit Consolidated financial statements audit	656,000	6,206 (excluding time spent on consolidated and US GAAP audit)
Year ended December 31, 2005	Deloitte Anjin LLC	Semi-annual review Quarterly review Non-consolidated financial statements audit Consolidated financial statements audit	447,000	5,177
Year ended December 31, 2004	Deloitte Hana Anjin LLC	Semi-annual review Quarterly review Non-consolidated financial statements audit Consolidated financial statements audit	360,000	4,808

B. Non-Audit Services Contract with External Auditors
(Unit: in thousand Won)

Term	Contract date	Service provided	Service period	Fee
Year ended December 31, 2006	January 1, 2006	Tax consulting service for fiscal year 2006	25 days	20,000
	February 7, 2006	Tax training for employees of authorized exclusive dealers	50 days	45,000
	April 30, 2006	Tax consulting	7 days	45,000
	July 26, 2006	Financial consulting	7 days	40,000
	October 13, 2006	Evaluation of and preparation of recommendations for improvement of subsidiaries’ financial system infrastructure	10 days	49,500
	November 13, 2006	Preparation of responses to the U.S. S.E.C. comments on the Company’s Form 20-F for 2005	10 days	25,500
Year ended December 31, 2005	February 4, 2005	Advisory service regarding the set up of the internal control	9 days	46,080
	March 30, 2005	-Form 20-F for the year ended December 31, 2003	10 days	20,200
		-Response to the U.S. S.E.C. comments regarding the Form 6-K including the U.S. GAAP consolidated financial statements for the six months ended June 30, 2004
	March 31, 2005	Tax adjustment for the year ended December 31, 2004	7 days	24,920
	April 15, 2005	Tax consulting	3 days	5,000
	April 29, 2005	Tax consulting	7 days	19,000
	June 1, 2005	2004 English audit	20 days	86,000
	July 18, 2005	Tax consulting	5 days	13,500
	December 31, 2005	Tax consulting	All year (100 hours)	10,000
Year ended December 31, 2004	March 2, 2004	Consulting on the issuance of overseas unsecured debenture	17 days	49,500
	March 30, 2004	Tax adjustment for the year ended December 31, 2003	5 days	22,650
	April 1, 2004	Financial due diligence	6 days	6,100
	April 10, 2004	Thailand tax consulting	4 days	12,000
	April 14, 2004	Consulting on issuance of overseas exchangeable bond	15 days	48,800
	May 10, 2004	Indonesia tax consulting	4 days	9,600
	September 30, 2004	U.S. GAAP Consolidated Audit (yearly basis)	20 days	86,000
	September 30, 2004	U.S. GAAP Consolidated Audit (Semi-annual basis)	30 days	114,000
	October 15, 2004	Consulting on internal control recommendations	50 days	171,000

V. MANAGEMENT STRUCTURE
1. Summary of Management Structure
A. Board of Directors
(1) Authority of the Board of Directors
a)	Authority of the board of directors under Article 7 of the Regulations of the Board of Directors
-	Convocation of shareholders’ meeting and submission of agenda

-	Prior approval of financial statements

-	Decisions on issuance of new shares

-	Long-term borrowings, issuance of corporate bonds and redemptions

-	Capital transfer of reserves

-	Election of CEO and representatives

-	Appointment of executive directors

-	Establishment, transfer or closure of branches

-	Enactment of and revision to the Regulations for the Board of Directors

-	Annual business plan and budgeting

-	Approval of investments of Won 15 billion or above

-	Planned budget increases and changes for investments or Won 15 billion or above

-	Diversification into new businesses

-	Investments and joint ventures of Won 15 billion or above (excluding matters subject to prior approval by independent non-executive directors)

-	Establishment of subsidiaries

-	Guarantees of Won 15 billion or above (excluding matters subject to prior approval by independent non-executive directors)

-	Transactions undertaken with related parties equal to or above the lesser of an amount equivalent to 10% of capital or Won 10 billion, and any material changes to such transactions in accordance with the Anti-trust Law and Fair Trade Act

-	Enactment of and amendment to the Internal Trading Procedures

- Other matters considered necessary by the Board of Directors and those requiring Board of Directors’ approval under applicable laws
b)	Reporting items under Article 7.2 of the Regulations of the Board of Directors
-The representative director must report the following to the Board of Directors within two months after the date of occurrence:
•	Results for the six months ended June 30 of each year

•	Execution of investments between Won 5 billion and Won 15 billion

•	New investments and joint ventures under Won 15 billion

•	Acquisition of non-operational fixed assets

•	Disposition of fixed assets of Won 15 billion or above

•	Matters related to guarantees of under Won 15 billion

•	Internal trading not subject to approval by the Board of Directors

•	Matters delegated to the representative director that the Board of Directors requires to be reported
(2) Publication of Information on Director Candidates Prior to the Shareholders’ Meeting for the Election of Directors and Shareholders’ Nomination
a)	On February 13, 2007, in the notice of the annual general meeting of shareholders, information on Jung Nam Cho, Sung Min Ha and Dal Sup Shim, candidates for the Board of Directors, was publicly disclosed.

b)	There was no nomination by the shareholders.
(3) Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
264th (the first meeting of 2006)	January 23, 2006	- Financial statements for the year ended December 31, 2005
- Annual business report for the year ended December 31, 2005
- Organization of Independent non-executive Director Nomination Committee
		- Amendment of regulation for the Compensation Review Committee	Approved as proposed Approved as proposed Approved as proposed Amendment to be proposed to the Board of Directors in April, 2006

265th (the second meeting of 2006)	February 14, 2006	- Convocation of the 22nd General Meeting of Shareholders	Approved as proposed

266th (the third meeting of 2006)	March 31, 2006	- Election of committee members	Approved as proposed

Meeting	Date	Agenda	Approval
267th (the fourth meeting of 2006)	April 26, 2006	- Amendment of regulations for the Compensation Review Committee
- Election of committee member for the Compensation Review Committee
- Establishment of the Service & Technology Center (STC)
		- Exercise of the iHQ call option	Approved after amendment Approved as proposed Approved as proposed Approved as proposed

268th (the fifth meeting of 2006)	May 26, 2006	- Issuance of overseas convertible bonds and approval of related treasury stock disposition plan, as amended	Approved as proposed

269th (the sixth meeting of 2006)	June 20, 2006	- Acquisition of China Unicom convertible bonds - Long-term borrowings	Approved as proposed Approved as proposed

270th (the seventh meeting of 2006)	July 28, 2006	- Interim dividends - Acquisition of the Company’s common stock for cancellation	Approved as proposed Approved as proposed

271st (the eighth meeting of 2006)	August 31, 2006	- Establishment of Global Committee and election of members
- Issuance of corporate bonds and long-term borrowings
- Acquisition of the Company’s common stock for cancellation
- Expansion of WCDMA investment
		- Construction of TD-SCDMA Test-bed and investment for development of related services	Approved after amendment Approved as proposed Approved as proposed Approved as proposed Approved as proposed

272nd (the ninth meeting of 2006)	September 29, 2006	- Report on activities in July and August 2006	—

273rd (the tenth meeting of 2006)	October 27, 2006	- Issuance of corporate bonds	Approved as proposed

274th (the eleventh meeting of 2006)	November 24, 2006	- 2006 Operation Results and 2007 Plan for the Fair Trade Voluntary Compliance Program	—

Meeting	Date	Agenda	Approval
275 th		- Establishment of SKT China Holding Company	Approved as proposed
(the twelfth meeting	December 22, 2006	- Participation in capital increase of TU Media;	Approved as proposed
of 2006)		- 2007 Business Management Plan	Approved as proposed

276 th (the first meeting of 2007)	January 25, 2007	- Financial statements for the year ended December 31, 2006 - Annual business report for the year ended December 31, 2006	Approved as proposed Approved as proposed

277 th (the second meeting of 2007)	February 13, 2007	- Organization of the Independent Non-Executive Director Nomination Committee	Approved as proposed

278 th (the third meeting of 2007)	February 13, 2007	- Convocation of the 23rd General Meeting of Shareholders - Change in the Fair Trade Voluntary Compliance Program manager	Approved as proposed Approved as proposed

279 th (the fourth meeting of 2007)	March 9, 2007	- Election of the representative director and appointments of executive directors - Election of committee members	Approved as proposed Approved as proposed
(4) Committee Structure and Activities of the Board of Directors
a)	Independent non-executive Director Nomination Committee
- Organization
(As of February 13, 2007)

Members
Number of Persons	Company Directors	Independent non-executive Directors
4	Shin Bae Kim, Sung Min Ha	Seung Taik Yang, Sang Jin Lee

          - Activities

Meeting	Date	Number of Attendees	Details
7th Meeting (the first meeting of 2006)	February 14, 2006	3 persons/4 persons	- Election of the Chairman: Jung Nam Cho - 22nd General Meeting of Shareholders: Nomination of Independent non-executive director candidates - Yong Woon Kim, Hyun Chin Lim

8th Meeting (the first meeting of 2007)	February 13, 2007	4 persons /4 persons	- Election of the Chairman: Seung Taik Yang - 23nd General Meeting of Shareholders: Nomination of Independent non-executive director candidates Dal Sup Shim
          * The Independent Non-executive Director Nomination Committee is a committee established under the provisions of the Articles of Incorporation.
     b) Compensation Review Committee
          - Organization
(As of March 9, 2007)

Members
Number of Persons	Company Directors	Independent non-executive Directors
8 persons	-	Dae Sik Kim, Yong Woon Kim, Dae Kyu Byun, Dal Sup Shim, Seung Taik Yang, Jae Seung Yoon, Sang Jin Lee, Hyun Chin Lim
          - Activities

Meeting	Date	Number of Attendees	Details
The first meeting of 2006	May 25, 2006	7 persons/ 7persons	Election of chairman

The second meeting of 2006	June 20, 2006	5persons/ 7persons	Discussion of operation of the Compensation Review Committee

The third meeting of 2006	July 27, 2006	7 persons/ 7persons	same as above

The fourth meeting of 2006	August 30, 2006	7 persons/ 7persons	same as above

The fifth meeting of 2006	October 26, 2006	6persons/ 7persons	same as above
          * The Compensation Review Committee is a committee established by the resolution of the Board of Directors.
     c) Capex Review Committee

          - Organization
(As of March 9, 2007))

Members
Number of Persons	Company Directors	Independent non-executive Directors
5 persons	Lee Bang Hyung	Dae Kyu Byun, Seung Taik Yang, Jae Seung Yoon, Sang Chin Lee
          - Activities

Meeting	Date	Number of Attendees	Details
The first meeting of 2006	February 13, 2006	4 persons/5 persons	- Additional report on the investment plan for 2006

The second meeting of 2006	April 25, 2006	4 persons/5 persons	- Establishment of the Service & Technology Center - Exercise of the iHQ call option

The third meeting of 2006	April 26, 2006	4 persons/5 persons	- Election of chairman - Approval of plans for investment in contents business and restrictions thereof

The fourth meeting of 2006	August 30, 2006	5 persons/5 persons	- Construction of TD-SCDMA Test-bed and investment for development of related services - Expansion of WCDMA investment

The fifth meeting of 2006	December 21, 2006	4 persons/ 5 persons	- Investment plan for 2007
          * The Capex Review Committee is a committee established by the resolution of the Board of Directors.
     d) Globalization Committee
          - Organization
(As of March 9, 2007)

Members
Number of Persons	Company Directors	Independent non-executive Directors
4 persons	Ha Sung Min	Dae Sik Kim, Dae Kyu Byun, Sang Chin Lee
          - Activities

Meeting	Date	Number of Attendees	Details
The first meeting of 2006	July 27, 2006	4 persons/ 4persons	- Report on Vietnam (S-Fone) and United States (HELIO) operations - Discussion on operation of Globalization Committee

The second meeting of 2006	September 28, 2006	4 persons/ 4 persons	- Election of chairman
          * The Globalization Committee is a committee established by the resolution of the Board of Directors.

e)	Audit Committee: See “B. Audit System” below.
   * The Audit Committee is a committee established under the provisions of the Articles of Incorporation.
B. Audit System
(1) Establishment and Organization of the Audit Committee
a)	The Audit Committee is composed of three or more directors. However, independent non-executive directors must account for 2/3 or more, and the members are elected by the resolution of the Board of Directors each year.
b) The Audit Committee is convened when deemed necessary by the chairman or is requested by two or more of the committee members.
c) The quorum for resolution is majority attendance with majority consent of the attending members.
(2) Authority of the Audit Committee
     Includes authority to inquire on the subsidiary companies, right to investigate the business operations and asset conditions, and right to request for a business status report pursuant to the Audit Committee Regulations.
(3) Members of the Audit Committee
     Audit Committee Members are directors Dae Sik Kim, Yong Woon Kim, Dal Sup Shim and Hyun Chin Lim.
(4) Major Activities of the Audit Committee

Meeting	Date	Agenda	Approval	Remarks
The first meeting of 2006	January 20, 2006	- Report on operation of internal accounting controls	—	—

The second meeting of 2006	February 13, 2006	- Audit report for the year ended December 31, 2005 - Evaluation of internal accounting controls	Approved as proposed Approved as proposed	—

The third meeting of 2006	February 27, 2006	- Auditor’s opinion on the internal audit system - Management audit schedule for 2006 - Proposal for the election of outside auditor for 2006-2008 period	Approved as proposed — —	—

The fourth meeting of 2006	March 8, 2006	- Election of outside auditor for 2006-2008 period	Approved as proposed	—

The fifth meeting of 2006	April 25, 2006	- Election of chairman - Remuneration for outside auditor - Collective re-approval of outside auditor’s service schedule for 2006 - Management report	Approved as proposed Approved as proposed Approved as proposed —	—

The sixth meeting of 2006	May 25, 2006	- Report on issuance of overseas convertible bonds and approval of related treasury stock disposition plan, as amended	—	—

Meeting	Date	Agenda	Approval	Remarks
The seventh meeting of 2006	June 20, 2006	- Audit report for 2005 US GAAP financial statements	—	—

The eighth meeting of 2006	July 5, 2006	- Report on operation of Ethics Counseling Center - Report on activities relating to the prevention of ethical issues - Report on the Company’s current operations	—	—

The ninth meeting of 2006	July 27, 2006	- Interim dividend plan - Plan to acquire the Company’s common stock for cancellation - Management audit results for the first half of 2006	—	—

The tenth meeting of 2006	August 30, 2006	- Plans for issuance of corporate bonds and long-term borrowings - Plan to acquire the Company’s common stock for cancellation - Report on the Company’s current operations	—	—

The eleventh meeting of 2006	October 26, 2006	- Report on status of internal accounting controls - Plan for issuance of corporate bonds - Report on the Company’s current operations	—	—

The first meeting of 2007	January 24, 2007	- Financial statements for the year ended December 31, 2006 - Annual business report for the year ended December 31, 2006 - Report on operation of internal accounting controls	—	—

The second meeting of 2007	February 12, 2007	- Report on K GAAP audit of the financial statements for the year ended December 31, 2006 - Report on the review of internal accounting controls for the year ended December 31, 2006 - Report on the 2006 second-half management audit and the 2007 plan - Auditor’s opinion on internal controls - Audit report for the year ended December 31, 2005 - Evaluation of internal accounting controls	— — — Approved as proposed Approved as proposed Approved as proposed	—
     C. Exercise of Voting Rights by the Shareholders
     (1) Use of the Cumulative Voting System

a) Pursuant to the Articles of Incorporation, the cumulative voting system was first introduced in the General Meeting of Shareholders in 2003.
b) Articles of Incorporation

-	Article 32 (3) (Election of Directors): Cumulative voting under Article 382-2 of the Commercial Code will not be applied for the election of directors.

-	Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation): Article 32 (3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general shareholders’ meeting of 2003.
D. Compensation of Officers and Others
(1) Compensation of Directors (including Independent non-executive Directors) and Members of the Audit Committee
(Unit: in million Won)

		Total amount
		approved by the
		Meeting of	Average payment per
Classification	Total payment	Shareholders	person	Remarks
Company directors	4,847	12,000	1,212	—

Independent non-executive directors	587		81	Including members of the Audit Committee

(2) Granting and Exercise of Stock Options
     All of the options granted by the Company in or after 2001, in the total amount of 109,550 shares, have expired and there are no options that remain outstanding. The exercise period for the stock options granted on March 8, 2002 (for 65,730 shares) was from March 8, 2005 to March 7, 2007, and all such options have expired without exercise.
2. Affiliated Companies
(1) Summary of Corporate Group
     – Name: SK Group
(2) Capital Investments between Affiliated Companies

(As of December 31, 2006)	* Based on common shares

	Invested companies
Investing company	SK Corporation	SK Networks	SK Telecom	SK Chemicals	SKC	SK E&C	SK Shipping	SK Securities
SK Corporation		40.59%	21.75%		44.19%		72.13%

SK Networks			1.34%			0.02%	17.71%	22.71%

SK Telecom

SK Chemicals						58.03%

SKC				2.90%			10.16%	12.41%

SK E&C

SK Shipping

SK Securities	0.17%				0.06%

Walkerhill

SK C&C	11.16%

SK incheon oil

Daehan City Gas

SK Telink

SK E&S

SK Communications

iHQ

Empas

Total affiliated companies	11.33%	40.59%	23.09%	2.90%	44.25%	58.05%	100.00%	35.12%

	Invested companies
Investing companies	Walkerhill	SK E&S	SK Gas	SK C&C	DOPCO	Cheongju Gas	Gumi Gas	Pohang Gas
SK Corporation		51.00%			32.38%

SK Networks	9.68%			15.00%	4.61%

SK Telecom				30.00%

SK Chemicals	0.25%

SKC	7.50%

SK E&C

SK Shipping

SK Securities

Walkerhill

SK C&C

SK incheon oil					5.23%

Daehan City Gas

SK Telink

SK E&S			45.53%			100.00%	100.00%	100.00%

SK Communications

iHQ

Empas

Total affiliated companies	17.43%	51.00%	45.53%	45.00%	42.23%	100.00%	100.00%	100.00%

	Invested companies
	Daehan City	Daehan					Busan City
Investing companies	Gas	Engineering	SK Sci-tech	K-Power	SK NJC	SK Telink	Gas
SK Corporation				65.00%

SK Networks

SK Telecom						90.77%

SK Chemicals			50.00%		60.00%

SKC

SK E&C

SK Shipping

SK Securities

Walkerhill

SK C&C

SK incheon oil

Daehan City Gas		100.00%					0.21%

SK Telink

SK E&S	40.00%						40.00%

SK Communications

iHQ

Empas

Total affiliated companies	40.00%	100.00%	50.00%	65.00%	60.00%	90.77%	40.21%

	Invested companies
	Stellar	Jeonnam City	Gangwon City		OK Cashbag	Chungnam	SK
Investing companies	Shipping	Gas	Gas	Iksan City Gas	Service	City Gas	Wyverns
SK Corporation					96.67%

SK Networks

SK Telecom					1.19%		99.99%

SK Chemicals

SKC

SK E&C

SK Shipping	80.82%

SK Securities

Walkerhill

SK C&C

SK incheon oil

Daehan City Gas

SK Telink

SK E&S		100.00%	100.00%	100.00%		100.00%

SK Communications

iHQ

Empas

Total affiliated companies	80.82%	100.00%	100.00%	100.00%	97.86%	100.00%	99.99%

	Invested companies
			SK
Investing companies	Infosec	MRO Korea	Communications	SK Telesys	Innoace	AirCROSS
SK Corporation

SK Networks		51.00%

SK Telecom			85.90%		14.25%	38.10%

SK Chemicals

SKC	20.63%			77.13%

SK E&C

SK Shipping

SK Securities

Walkerhill

SK C&C	48.14%

SK incheon oil

Daehan City Gas

SK Telink			1.18%

SK E&S

SK Communications

iHQ

Empas

Total affiliated companies	68.77%	51.00%	87.08%	77.13%	14.25%	38.10%

	Invested companies
Investing companies	Encar network	Global C&I	Paxnet	TU Media	SK Utis	SK CTA
SK Corporation	50.00%					50.00%

SK Networks

SK Telecom		50.00%	59.74%	29.58%

SK Chemicals					60.00%

SKC

SK E&C

SK Shipping

SK Securities		40.00%

Walkerhill

SK C&C

SK incheon oil

Daehan City Gas

SK Telink

SK E&S

SK Communications

iHQ

Empas

Total affiliated companies	50.00%	90.00%	59.74%	29.58%	60.00%	50.00%

	Invested companies
				SK	SK Mobile		SK Incheon
Investing companies	Seoul Records	In2Gen	Independence	Petrochemical	Energy	SKC Media	Oil
SK Corporation					88.34%		90.63%

SK Networks

SK Telecom	60.00%

SK Chemicals		44.56%		100.00%

SKC					11.66%	100.00%

SK E&C

SK Shipping

SK Securities

Walkerhill

SK C&C			67.78%

SK incheon oil

Daehan City Gas

SK Telink

SK E&S

SK Communications

iHQ

Empas

Total affiliated companies	60.00%	44.56%	67.78%	100.00%	100.00%	100.00%	90.63%

	Invested companies
Investing companies	iHQ	YTN Media	I Film Co.	NTREEV Soft	SK I-Media
SK Corporation

SK Networks

SK Telecom	34.08%

SK Chemicals

SKC

SK E&C

SK Shipping

SK Securities

Walkerhill

SK C&C					40.00%

SK incheon oil

Daehan City Gas

SK Telink

SK E&S

SK Communications					60.00%	24.43%

IHQ		51.42%	45.00%	51.00%

Empas

Total affiliated companies	34.08%	51.42%	45.005	51.00%	100.00%	24.43%

VI. SHARES
1. Distribution of Shares
A. Shareholdings of Major Shareholders and other Related Parties

(As of December 31, 2006)	(Unit: share, %)

	Number of shares owned (equity rate)
			Beginning		Increase	Decrease	Ending		Cause
		Types of	Number of	Ownership	Number	Number	Number	Ownership	of
Name	Relationship	shares	shares	ratio	of shares	of shares	of shares	ratio	change
SK Corporation	Parent company	Common stock	17,663,127	21.47	—	—	17,663,127	21.75	—

SK Networks	Affiliated company	Common stock	1,085,325	1.32	—	—	1,085,325	1.34	—

Tae Won Choi	Officer of affiliated company	Common stock	100	0.00	—	—	100	0.00	—

Shin Won Choi	Officer of affiliated company	Common stock	700	0.00	70	—	770	0.00	—

Shin Bae Kim	Director	Common stock	1,270	0.00	—	—	1,270	0.00	—

Dae Kyu Byun	Director	Common stock	50	0.00	—	—	50	0.00	—

Jae Seung Yoon	Director	Common stock	200	0.00	—	—	200	0.00	—

Bang Hyung Lee	Director	Common stock	1,630	0.00	—	1,230	400	0.00	—

Sung Min Ha	Director	Common stock	738	0.00	—	—	738	0.00	—
Total		Common stock	18,753,140	22.79	70	1,230	18,751,980	23.10	—

		Preferred stock	0	0	—	—	0	0

		Total	18,753,140	22.79	70	1,230	18,751,980	23.10
Largest shareholder:           SK Corporation                               Number of related parties: 8 persons

B. Shareholders with More than 5% Shareholding

(As of December 31, 2006)	(Unit: share, %)

		Common share		Preferred share		Sub-total
		Number of	Ownership	Number of	Ownership	Number of	Ownership
Rank	Name (title)	shares	ratio	shares	ratio	shares	ratio
1	Citibank ADR	21,649,448	26.66	—	—	21,649,448	26.66

2	SK Corporation	17,663,127	21.75	—	—	17,663,127	21.75

3	SK Telecom	8,526,252	10.50	—	—	8,526,252	10.50

Total		47,838,827	58.92	—	—	47,838,827	58.92
C. Shareholder Distribution
(As of December 31, 2006)

Classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks
Total minority shareholders	21,571	99.96	29,242,806	36.01	—

Minority shareholders (corporate)	1,077	4.99	11,103,941	13.67	—

Minority shareholders (individual)	20,494	94.97	18,138,865	22.34	—

Largest shareholder	1	0.00	17,663,127	21.75	—

Major shareholders	—	—	—	—	—

Other shareholders	8	0.04	34,287,778	42.23	—

Other shareholders (corporate)	6	0.03	11,663,018	14.36	—

Other shareholders (individual)	2	0.01	22,624,760	27.87	—

Total	21,580	100.00	81,193,711	100.00	—

2. Share Price and Trading Volume in the Last Six Months
A. Domestic Securities Market
(Unit: Won, shares)

Types	December 2006	November 2006	October 2006	September 2006	August 2006	July 2006
Common share
Highest	235,000	229,000	211,000	205,500	202,500	205,000
Lowest	211,500	205,000	194,500	189,000	179,000	188,500
Monthly transaction volume	3,192,160	3,534,043	3,085,835	4,634,645	5,158,605	3,069,172
B. Overseas Securities Market

New York Stock Exchange	(Unit: US$, ADR)

Types	December 2006	November 2006	October 2006	September 2006	August 2006	July 2006
Depository receipt
Highest	27.42	26.48	24.35	24.16	22.43	23.75
Lowest	25.44	24.91	22.89	22.20	21.14	21.87
Monthly transaction volume	11,177,000	16,392,201	15,388,604	15,993,800	18,427,807	15,287,500
VII. EMPLOYEES

(As of December 31, 2006)	(Unit: persons, in million Won)

	Number of employees
	Office					Total	Average
	managerial	Production			Average	quarterly	wage per
	positions	positions	Others	Total	service year	wage	person	Remarks
Classification
Male	3,796	—	—	3,796	10.4	223,304	58.8	—
Female	553	—	—	553	8.7	25,650	46.4	—
Total	4,349	—	—	4,349	10.1	248,954	57.2	—
VIII. TRANSACTIONS WITH RELATED PARTIES
1. Transactions with the Largest Shareholder
A. Provisional Payment and Loans (including loans on marketable securities)
(Unit: in million Won)

Name
(Corporate		Account	Change details				Accrued
name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
SK Wyverns	Affiliated company	Long-term and short-term loans	5,857	—	575	5,282	475	—
B. Equity Investments
(Unit: in million Won)

Name		Details
(Corporate		Types of
name)	Relationship	Investment	Beginning	Increase	Decrease	Ending	Note
SLD Telecom, Pte. Ltd.	Affiliated company	Common share	93,987	97,285	—	191,272	—
SKT U.S.A. Holdings	Affiliated company	Common share	123,214	75,833	—	199,047	—
SK Mobile	Affiliated company	Common share	—	10,322	—	10,322	—
SKT-HP Fund	Affiliated company	Common share	6,415	—	6,415	—
iHQ	Affiliated company	Common share	14,440	27,406	—	41,846
Cyworld Japan Co., Ltd.	Affiliated company	Common share	1,309	1,832	—	3,141
China STC	Affiliated company	Common share	—	1,343	—	1,343
Cyworld Inc	Affiliated company	Common share	—	2,672	—	2,672	Investment made in 4th quarter
Helio Inc	Affiliated company	Common share	—	1,100	—	1,100	Investment made in 4th quarter
SK Capital Co., Ltd.	Affiliated company	Common share	50,000	—	50,000	—	Investment liquidated in 4th quarter
Wider Than Co., Ltd.	Affiliated company	Common share	1,000	—	1,000	—	Investment sold in 4th quarter
	Total		290,365	217,793	57,415	450,743	—

C. Transfer of Assets
(Unit: in thousand won)

		Transfer details
Name					Amount
(Corporate			Transfer	Transfer	Transfer	Transfer
name)	Relationship	Objective	purpose	date	(out) amount	(in) amount	Remarks
TU Media Corp	Affiliated company	Shared subway mobile broadcast base stations	Payment of shared costs	October 31, 2006	—	1,179,154
SKC&C	Affiliated company	Computer equipment	Return of leased assets	December 29, 2006	—	754,293	—
SKC&C	Affiliated company	Computer equipment	Return of assets	December 29, 2006	—	2,636,387
SKC&C	Affiliated company	Computer equipment	Acquisition of assets	December 29, 2006	(25,119)	—
		Total			(25,119)	4,569,834

2.	Transactions with Shareholders (excluding the largest shareholder and others), Officers, Employees and other Interested Parties
A. Provisional Payment and Loans (including loans on marketable securities)
* Agents
(Unit: in million Won)

Name
(Corporate		Account	Change details				Accrued
name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
Hong Eun and others	Agency	Long-term and short-term loans	62,776	100,549	98,341	64,984	3	—
B. Overseas investment companies
(Unit: in million Won)

Name
(Corporate		Account	Change details				Accrued
name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
DSS Mobile Com. (India)	Overseas Investment company	Long-term loans	18,887	—	—	18,887	—	Payment guarantee

B. Equity Investments
(Unit: in million Won)

Name		Details
(Corporate	Relationship	Types of					Remarks
name)		Investment	Beginning	Increase	Decrease	Ending
Flarion Technologies, Inc.	Affiliated party	Convertible preferred share	3,638	—	3,638	—	—

Qualcomm, Inc.	Affiliated party	Common share	—	2,756	—	2,756	—

Mobile Welcome Co.	Affiliated party	Common share	1,000	—	1,000	—	—

Cyper Casting	Affiliated party	Common share	—	141	—	141

Wavesat Inc	Affiliated party	Preferred share	—	3,636		3,636	Investment
							made in 4th
							quarter

Inance.com	Affiliated party	Common share	300	—	300	—	Investment
							sold in 4th
							quarter

	Total		4,938	6,533	4,938	6,533	—

IX. OTHER RELEVANT MATTERS
1. Developments in the Items mentioned in prior Reports on Important Business Matters
A. Status and Progress of Major Management Events

Date of
Disclosure in
Korea	Title	Report	Reports status
October 26, 2001	Resolution on trust agreement for the acquisition of treasury shares and others	1. Signatories: Shinhan Bank, Hana Bank, Cho Hung Bank, Korea Exchange Bank 2. Contract amount: Won 1,300 billion 3. Purpose: to increase shareholder value
1.   On December 24, 2003, cash surplus amount from
the existing trust agreement was partially reduced
(Won 318 billion).

2.   On September 24, 2004, the Board of Directors
extended the term of the specified monetary trust
agreement for 3 years.

3.   As of December 31, 2006, the balance of specified
monetary trust for treasury shares was Won 982
billion.

2. Summary Minutes of the Shareholders’ Meeting

Date	Agenda	Resolution
	1. Approval of the financial statements for the year ended December 31, 2005	Approved (Cash dividend,Won 8,000 per share)

	2. Amendment of the Articles of Incorporations	Approved (Addition of business objective: travel business)

	3. Remuneration limit for Directors	Approved (Won 12 billion)

22nd Fiscal Year Meeting of Shareholders (March 10, 2006)	4. Election of Directors (Election of Independent non-executive directors as Audit Committee members)	Approved (Kim Yong Woon and Im Hyun Jin)

	1. Approval of the financial statements for the year ended December 31, 2006	Approved (Cash dividend,Won 7,000 per share)

	2. Remuneration limit for Directors	Approved (Won 12 billion)

23rd Fiscal Year Meeting of Shareholders (March 9, 2007)	3. Election of Directors

	– Election of executive directors	Approved (Jung Nam Cho,Sung Min Ha)

	– Election of independent non-executive	Approved (Dal Sup Shim)

directors as Audit Committee members
3. Contingent Liabilities
A. Material Legal Proceedings
(1) Action for Monetary Damages
a)	Parties to the litigation: G.Mate Inc. (plaintiff) vs. the Company (defendant)

b)	Overview: G.Mate alleged that the Company had engaged G.Mate to develop and deliver certain PDA units, but that the Company subsequently refused to take delivery of such units. G.Mate sought approximately Won 4.5 billion in damages.

c)	Progress: An initial mediation process, which was requested by G.Mate, was terminated in January 2007. G.Mate commenced a lawsuit, which is currently pending at the Seoul Central District Court.

d)	Impact on business: In the event that the case is decided against the Company, there is a risk that the Company will be obligated to pay up to Won 4.5 billion in damages. But as G.Mate, to date, has been unable to produce detailed evidence in support of its claim and calculation of requested damages, the Company expects that the likelihood of a ruling against the Company to be low and the estimated impact on the Company’s operations and finances should not be large; however, the actual results of the litigation and actual impact on impact on the Company’s operations and finances may differ depending on future events.
(2) Action Seeking to Vacate Judgment of the Intellectual Property Tribunal Nullifying Patent Registration Related to Caller Ring Service
a)	Parties to the litigation: Park Won Sup (plaintiff) vs. the Company (defendant)

b)	Overview: Mr. Park Won Sup (the representative director of Ad Ring Systems Co., Ltd.) claimed that certain technology the Company uses to provide the caller ring service infringed upon his patent rights, and the Company sought an administrative action to nullify Mr. Park’s patent rights in the Intellectual Property Tribunal. The Tribunal upheld the nullification of Mr. Park’s patent rights and Mr. Park appealed the decision.

c)	Progress: The Patent Court dismissed plaintiff’s claim (September 2005), after which the plaintiff appealed.

d)	Impact on business: In the event that the case is decided against the Company, there is a risk of material future royalty obligations. However, given the progress of the proceedings, the estimated impact should not be large; however, the actual impact may differ depending on future events.
(3) Actions for the Cancellation of the International Registration for Satellite Network
a)	Parties to the litigation: Korea Multinet Co., Ltd. (“Korea Multinet”) vs. the Ministry of Information and Communication (“MIC”; the Company is participating in the action on behalf of MIC)

b)	Overview: Korea Multinet brought an administrative action against MIC to cancel the Company’s international satellite frequency registration related to the satellite DMB business.

c)	Progress: The trial court found for the defendant and the appellate court affirmed the judgment of the trial court (June 30, 2004). The plaintiff appealed and the case is currently pending at the Supreme Court.

d)	Impact on business: Given the progress of the proceedings, no significant impact on the Company’s business is expected; however, the actual impact may differ depending on future events.
(4)	Actions for the Cancellation of Key Communication Business Licenses and Allotment of Satellite DMB Frequency
a)	Parties to the litigation: Korea Multinet vs. MIC (the Company is participating in the action on behalf of MIC)

b)	Overview: Korea Multinet brought an administrative action against MIC to cancel the Company’s key communication business licenses and the allotment of the Company’s satellite DMB frequency.

c)	Progress: The Seoul Administrative Court dismissed the claim in July 2006, and Korea Multinet has appealed to the Seoul Appellate Court where the lawsuit is currently pending.

d)	Impact on business: The Company plans to provide full support to MIC in the action although no significant impact to the Company’s business is expected; however, the actual impact may differ depending on future events.

SK TELECOM CO., LTD.
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
AND INDEPENDENT AUDITORS’ REPORT

Independent Auditors’ Report
English Translation of a Report Originally Issued in Korean
To the Stockholders and Board of Directors of
SK Telecom Co., Ltd.
 We have audited the accompanying non-consolidated balance sheets of SK Telecom Co., Ltd. (the “Company”) as of December 31, 2006 and 2005, and the related non-consolidated statements of income, appropriations of retained earnings, and cash flows for the years then ended (all expressed in Korean won). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations, the appropriations of its retained earnings and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of Korea.
Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(a). Such U.S. dollar amounts are presented solely for the convenience of readers outside of the Republic of Korea.
Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.
February 14, 2007
/s/ Deloitte Anjin LLC
Seoul, Republic of Korea

Notice to Readers
This report is effective as of February 14, 2007, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modification to the auditors’ report.

SK TELECOM CO., LTD.
NON-CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

	Korean won				Translation into U.S. dollars (Note 2)
	December 31,		December 31,		December 31,	December 31,
A S S E T S	2006		2005		2006	2005
	(In millions)				(In thousands)
CURRENT ASSETS :
Cash and cash equivalents (Notes 2 and 12)	~~W~~	241,100	~~W~~	151,766	$259,247	$163,189
Short-term financial instruments (Note 19)		61,953		73,062	66,616	78,561
Trading securities (Notes 2 and 3)		665,299		745,360	715,375	801,462
Current portion of long-term investment securities
(Notes 2 and 3)		156		—	168	—
Accounts receivable — trade, net of allowance for
doubtful accounts of ~~W~~88,285 million at December 31,
2006 and ~~W~~121,319 million at December 31, 2005
(Notes 2, 12 and 22)		1,700,650		1,607,596	1,828,656	1,728,598
Short-term loans, net of allowance for doubtful
accounts of ~~W~~9,212 million at December 31, 2006 and
$648 million at December 31, 2005
(Notes 2, 5 and 22)		61,967		64,150	66,631	68,978
Accounts receivable — other, net of allowance for
doubtful accounts of ~~W~~26,708 million at December 31,
2006 and ~~W~~14,246 million at December 31, 2005
(Notes 2, 12 and 22)		1,257,244		1,333,238	1,351,875	1,433,589
Inventories (Note 2)		16,439		5,986	17,676	6,437
Prepaid expenses		113,256		101,274	121,781	108,897
Current deferred income tax assets, net (Notes 2 and 17)		40,113		61,152	43,132	65,755
Currency swap (Notes 2 and 24)		16,660		—	17,914	—
Accrued income and other		14,488		28,901	15,579	31,077

Total Current Assets		4,189,325		4,172,485	4,504,650	4,486,543

NON-CURRENT ASSETS :
Property and equipment, net (Notes 2, 6, 21 and 22)		4,418,112		4,595,883	4,750,658	4,941,810
Intangible assets, net (Notes 2 and 7)		3,405,159		3,386,547	3,661,461	3,641,448
Long-term investment securities (Notes 2 and 3)		2,376,268		1,203,333	2,555,127	1,293,906
Equity securities accounted for using the equity method
(Notes 2 and 4)		1,161,651		925,904	1,249,087	995,596
Long-term loans, net of allowance for doubtful
accounts of ~~W~~23,148 million at December 31, 2006
and ~~W~~23,737 million at December 31, 2005
(Notes 2, 5 and 22)		12,828		14,204	13,794	15,273
Guarantee deposits, net of allowance for doubtful
accounts of ~~W~~163 million at December 31, 2006
and ~~W~~312 at December 31, 2005 (Notes 2, 12 and 22)		120,006		122,846	129,039	132,092
Long-term deposits and other (Note 19)		130,704		100,474	140,542	108,037

Total Non-Current Assets		11,624,728		10,349,191	12,499,708	11,128,162

TOTAL ASSETS	~~W~~	15,814,053	~~W~~	14,521,676	$17,004,358	$15,614,705

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)
December 31, 2006 AND 2005

	Korean won				Translation into U.S. dollars (Note 2)
	December 31,		December 31,		December 31,	December 31,
LIABILITIES AND STOCKHOLDERS’ EQUITY	2006		2005		2006	2005
	(In millions)				(In thousands)
CURRENT LIABILITIES :
Accounts payable (Notes 12 and 22)	~~W~~	1,107,786	~~W~~	971,558	$1,191,168	$1,044,686
Income taxes payable (Note 17)		331,496		366,579	356,447	394,171
Accrued expenses (Notes 2 and 23)		373,865		321,399	402,005	345,590
Dividend payable		268		298	288	320
Withholdings		327,895		205,060	352,575	220,495
Current portion of long-term debt, net (Notes 2, 8 and 10)		794,186		809,490	853,963	870,419
Current portion of subscription deposits (Note 10)		15,760		14,875	16,946	15,995
Advanced receipts and other		34,364		17,230	36,951	18,527

Total Current Liabilities		2,985,620		2,706,489	3,210,343	2,910,203

LONG-TERM LIABILITIES :
Bonds payable, net (Notes 2 and 8)		1,978,874		2,314,208	2,127,822	2,488,396
Long-term borrowings (Note 9)		292,960		—	315,011	—
Subscription deposits (Note 10)		21,140		23,770	22,731	25,559
Long-term payables — other, net of present value
discount of ~~W~~42,461 million at December 31, 2006
and ~~W~~58,413 million at December 31, 2005 (Note 2)		517,539		591,587	556,494	636,115
Obligations under capital lease (Notes 2 and 11)		1,642		10,204	1,766	10,972
Accrued severance indemnities, net (Note 2)		9,568		64,029	10,288	68,848
Non-current deferred income tax liabilities, net (Notes 2 and 17)		530,454		409,715	570,381	440,554
Long-term currency swap (Notes 2 and 24)		112,970		73,450	121,473	78,978
Long-term interest rate swap (Notes 2 and 24)		454		—	488	—
Guarantee deposits received and other (Notes 2 and 23)		56,404		70,344	60,649	75,639

Total Long-Term Liabilities		3,522,005		3,557,307	3,787,103	3,825,061

Total Liabilities		6,507,625		6,263,796	6,997,446	6,735,264

STOCKHOLDERS’ EQUITY :
Capital stock (Notes 1 and 13)		44,639		44,639	47,999	47,999
Capital surplus (Notes 2, 13 and 16)		2,962,699		2,966,198	3,185,698	3,189,460
Retained earnings (Note 14) :
Appropriated		6,679,234		5,470,701	7,181,973	5,882,473
Before appropriations		1,165,519		1,799,160	1,253,246	1,934,581
Capital adjustments :
Treasury stock (Note 15)		(2,014,927)		(2,047,105)	(2,166,588)	(2,201,188)
Unrealized gains (loss) on valuation of long-term investment securities, net (Notes 2, 3 and 17)		408,521		(42,134)	439,270	(45,305)
Equity in capital adjustments of affiliates, net (Notes 2, 4 and 17)		82,200		77,119	88,387	82,924
Loss on valuation of currency swap, net (Notes 2, 17 and 24)		(16,487)		(14,178)	(17,728)	(15,245)
Loss on valuation of interest swap, net (Notes 2, 17 and 24)		(329)		—	(354)	—
Losses on disposal of treasury stock (Notes 15 and 17)		(7,887)		—	(8,481)	—
Stock options (Notes 2, 16 and 22)		3,246		3,480	3,490	3,742

Total Stockholders’ Equity		9,306,428		8,257,880	10,006,912	8,879,441

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	~~W~~	15,814,053	~~W~~	14,521,676	$17,004,358	$15,614,705

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Korean won				Translation into U.S. dollars (Note 2)
	2006		2005		2006	2005
	(In millions)				(In thousands)

OPERATING REVENUE (Notes 2 and 22)	~~W~~	10,650,952	~~W~~	10,161,129	$11,452,637	$10,925,945

OPERATING EXPENSES (Notes 2 and 22)
Labor cost		(396,147)		(380,383)	(425,965)	(409,014)
Commissions paid		(3,316,551)		(2,895,214)	(3,566,184)	(3,113,133)
Depreciation and amortization (Notes 2, 6, 7 and 11)		(1,513,092)		(1,512,919)	(1,626,981)	(1,626,795)
Network interconnection		(955,954)		(935,217)	(1,027,908)	(1,005,610)
Leased line		(395,113)		(392,834)	(424,853)	(422,402)
Advertising		(300,829)		(260,699)	(323,472)	(280,322)
Research and development (Note 2)		(211,752)		(204,698)	(227,690)	(220,105)
Rent		(193,877)		(179,726)	(208,470)	(193,254)
Frequency usage		(158,958)		(156,098)	(170,923)	(167,847)
Repair		(146,312)		(128,311)	(157,325)	(137,969)
Cost of goods sold		(39,686)		(12,372)	(42,673)	(13,303)
Other		(438,311)		(449,088)	(471,301)	(482,890)

Sub-total		(8,066,582)		(7,507,559)	(8,673,745)	(8,072,644)

OPERATING INCOME		2,584,370		2,653,570	2,778,892	2,853,301

OTHER INCOME :
Interest income (Note 3)		68,624		54,988	73,789	59,127
Dividends		20,351		26,515	21,883	28,511
Commissions (Note 22)		41,080		33,331	44,172	35,840
Equity in earnings of affiliates (Notes 2 and 4)		83,144		55,943	89,402	60,154
Foreign exchange and translation gains (Note 2)		2,744		1,862	2,951	2,002
Reversal of allowance for doubtful accounts		162		437	174	470
Gain on disposal of investment assets		26,975		196,522	29,005	211,314
Gain on disposal of property, equipment and
intangible assets		4,453		4,645	4,788	4,995
Gain on valuation of currency swap
(Notes 2 and 24)		16,660		2,545	17,914	2,737
Other		46,907		33,005	50,438	35,488

Sub-total		311,100		409,793	334,516	440,638

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Korean won				Translation into U.S. dollars (Note 2)
	2006		2005		2006	2005
	(In millions)				(In thousands)
OTHER EXPENSES :
Interest and discounts	(~~W~~	237,535)	(~~W~~	252,464)	($255,414)	($271,467)
Donations		(103,002)		(75,983)	(110,755)	(81,702)
Foreign exchange and translation losses (Note 2)		(2,871)		(2,223)	(3,087)	(2,390)
Loss on valuation of currency swap
(Notes 2 and 24)		(9,258)		—	(9,955)	—
Equity in losses of affiliates (Notes 2 and 4)		(212,109)		(90,801)	(228,074)	(97,635)
Loss on impairment of long-term investment securities
(Notes 2 and 3)		(27,344)		(1,793)	(29,402)	(1,928)
Loss on disposal of investment assets		(3,486)		(2,265)	(3,748)	(2,435)
Loss on disposal of property, equipment and
intangible assets		(16,407)		(6,079)	(17,642)	(6,537)
Special severance indemnities (Note 2)		(144,021)		—	(154,861)	—
External research and development costs		(66,055)		(68,526)	(71,027)	(73,684)
Other		(51,739)		(8,616)	(55,633)	(9,266)

Sub-total		(873,827)		(508,750)	(939,598)	(547,044)

ORDINARY INCOME		2,021,643		2,554,613	2,173,810	2,746,895

INCOME BEFORE INCOME TAXES		2,021,643		2,554,613	2,173,810	2,746,895

PROVISION FOR INCOME TAXES (Notes 2 and 17)		(575,045)		(683,233)	(618,328)	(734,659)

NET INCOME	~~W~~	1,446,598	~~W~~	1,871,380	$1,555,482	$2,012,236

NET INCOME PER SHARE
(In Korean won and U.S. dollars) (Note 18)	~~W~~	19,734	~~W~~	25,421	$21.219	$27.334

DILUTED NET INCOME PER SHARE
(In Korean won and U.S. dollars) (Note 18)	~~W~~	19,458	~~W~~	25,015	$20.923	$26.898

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF
APPROPRIATIONS OF RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Korean won				Translation into U.S. dollars (Note 2)
	2006		2005		2006	2005
	(In millions)				(In thousands)
RETAINED EARNINGS BEFORE APPROPRIATIONS :
Beginning of year	~~W~~	1,712	~~W~~	1,394	$1,840	$1,499
Interim dividends (Note 20)		(73,714)		(73,614)	(79,262)	(79,155)
Retirement of treasury stock		(209,077)		—	(224,814)	—
Net income for the year		1,446,598		1,871,380	1,555,482	2,012,236

End of year		1,165,519		1,799,160	1,253,246	1,934,580

TRANSFER FROM VOLUNTARY RESERVES :

Reserve for research and manpower development (Note 14)		188,000		131,466	202,151	141,361
Reserve for loss on disposal of treasury stock (Note 14)		221,197		—	237,846	—

		409,197		131,466	439,997	141,361

APPROPRIATIONS :

Reserve for research and manpower development (Note 14)		(180,000)		(190,000)	(193,548)	(204,301)
Reserve for business expansion (Note 14)		(885,000)		(1,150,000)	(951,613)	(1,236,559)
Cash dividends (Note 20)		(508,672)		(588,914)	(546,959)	(633,241)

		(1,573,672)		(1,928,914)	(1,692,120)	(2,074,101)

UNAPPROPRIATED RETAINED EARNINGS TO BE
CARRIED FORWARD TO THE FOLLOWING YEAR	~~W~~	1,044	~~W~~	1,712	$1,123	$1,840

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Korean won				Translation into U.S. dollars (Note 2)
	2006		2005		2006	2005
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES :

Net income	~~W~~	1,446,598	~~W~~	1,871,380	$1,555,482	$2,012,236

Expenses not involving cash payments :
Provision for severance indemnities		40,636		40,465	43,695	43,511
Depreciation and amotization		1,647,554		1,634,254	1,771,563	1,757,262
Allowance for doubtful accounts		77,188		106,130	82,998	114,118
Foreign translation loss		623		876	670	942
Loss on valuation of currency swap		9,258		—	9,955	—
Equity in losses of affiliates		212,109		90,801	228,074	97,635
Loss on impairment of long-term investment securities		27,344		1,793	29,402	1,928
Loss on disposal of investment assets		3,486		2,265	3,748	2,435
Loss on disposal of property, equipment and intangible assets		16,407		6,079	17,642	6,537
Amortization of discounts on bonds and other		55,070		49,283	59,215	52,993

Sub-total		2,089,675		1,931,946	2,246,962	2,077,361

Income not involving cash receipts :
Foreign translation gain		(245)		(143)	(263)	(154)
Reversal of allowance for doubtful accounts		(162)		(437)	(174)	(470)
Equity in earnings of affiliates		(83,144)		(55,943)	(89,402)	(60,154)
Gain on disposal of investment assets		(26,975)		(196,523)	(29,005)	(211,314)
Gain on disposal of property, equipment and intangible assets		(4,453)		(4,645)	(4,788)	(4,995)
Gain on valuation of currency swap		(16,660)		(2,545)	(17,914)	(2,737)
Other		(1,618)		(73)	(1,741)	(78)

Sub-total		(133,257)		(260,309)	(143,287)	(279,902)

Changes in assets and liabilities related to
operating activities :
Accounts receivable — trade		(146,225)		(149,119)	(157,231)	(160,343)
Accounts receivable — other		59,964		30,011	64,477	32,270
Inventories		(9,971)		4,975	(10,722)	5,349
Prepaid expenses		60,271		10,504	64,808	11,295
Accrued income and other		12,712		(14,553)	13,668	(15,648)
Accounts payable		136,443		(98,890)	146,713	(106,333)
Income taxes payable		(45,536)		90,245	(48,963)	97,038
Accrued expenses		38,824		(16,125)	41,746	(17,339)
Withholdings		122,834		16,863	132,080	18,132
Current portion of subscription deposits		885		1,471	952	1,582
Advance receipts and other		17,290		(25,649)	18,591	(27,581)
Deferred income taxes		(65,081)		4,511	(69,980)	4,851
Severance indemnity payments		(259,870)		(21,985)	(279,430)	(23,640)
Deposits for group severance indemnities and other deposits		163,184		(31,742)	175,468	(34,131)
Dividend received from affiliate		1,318		785	1,417	844

Sub-total		87,042		(198,698)	93,594	(213,654)

Net Cash Provided by Operating Activities		3,490,058		3,344,319	3,752,751	3,596,041

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Korean won				Translation into U.S. dollars (Note 2)
	2006		2005		2006	2005
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES :
Cash inflows from investing activities :
Decrease in short-term financial instruments	~~W~~	12,246	~~W~~	—	$13,168	$—
Decrease in long-term financial instruments		3		—	3	—
Disposal of trading securities		80,061		—	86,087	—
Decrease in current portion of long-term investment		—		53,600	—	57,634

Collection of short-term loans		93,410		60,258	100,441	64,794
Proceeds from sales of long-term investment securities		304,629		16,986	327,558	18,265
Proceeds from sales of equity securities accounted					—	—
		108,470		296,126	116,634	318,415

Decrease in guarantee deposits		30,054		132,298	32,316	142,256
Decrease in other non-current assets		11,030		34,827	11,860	37,448
Proceeds from disposal of property and equipment		13,731		33,928	14,765	36,482
Proceeds from disposal of intangible assets		1,362		57	1,465	61

Sub-total		654,996		628,080	704,297	675,355

Cash outflows for investing activities :
Increase in short-term financial instruments		—		(55,361)	—	(59,528)
Increase of trading securities		—		(104,973)	—	(112,874)
Extension in short-term loans		(86,743)		(55,808)	(93,272)	(60,009)
Extension in long-term loans		(11,083)		(3,571)	(11,917)	(3,840)
Increase in long-term financial instruments		(10,000)		(1,137)	(10,753)	(1,223)
Acquisition of long-term investment securities		(1,069,172)		(309,215)	(1,149,647)	(332,489)
Acquisition of equity securities accounted for using		(217,793)		(254,699)	(234,186)	(273,870)

Increase in guarantee deposits and other non-current		(131,662)		(96,365)	(141,573)	(103,618)

Acquisition of property and equipment		(1,466,932)		(1,383,145)	(1,577,346)	(1,487,253)
Increase in intangible assets		(52,603)		(188,676)	(56,562)	(202,877)

Sub-total		(3,045,988)		(2,452,950)	(3,275,256)	(2,637,581)

Net Cash Used in Investing Activities		(2,390,992)		(1,824,870)	(2,570,959)	(1,962,226)

CASH FLOWS FROM FINANCING ACTIVITIES :
Cash inflows from financing activities :
Issuance of bonds	~~W~~	384,990	~~W~~	193,683	$413,968	$208,261
Proceeds from long-term borrowings		294,800		—	316,989	—
Increase in guarantee deposits received and other		3,370		24,392	3,624	26,228

Sub-total		683,160		218,075	734,581	234,489

Cash outflows for financing activities :
Repayment of short-term borrowings		—		(400,000)	—	(430,108)
Repayment of current portion of long-term debt		(814,704)		(500,000)	(876,026)	(537,634)
Payment of dividends		(662,815)		(758,192)	(712,704)	(815,260)
Decrease in facility deposits		(2,630)		(7,670)	(2,828)	(8,247)
Acquisition of treasury stock(Note 15)		(209,077)		—	(224,814)	—
Other		(3,666)		(32,862)	(3,943)	(35,335)

Sub-total		(1,692,892)		(1,698,724)	(1,820,315)	(1,826,584)

Net Cash Used in Financing Activities		(1,009,732)		(1,480,649)	(1,085,734)	(1,592,095)

NET INCREASE IN CASH AND CASH EQUIVALENTS		89,334		38,800	96,058	41,720

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		151,766		112,966	163,189	121,469

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	~~W~~	241,100	~~W~~	151,766	$259,247	$163,189

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
1.	GENERAL

SK Telecom Co., Ltd. (the “Company”) was incorporated in March 1984 under the laws of Korea to engage in providing nationwide cellular telephone communication services in the Republic of Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange (formerly “Korea Stock Exchange”) and the New York and London Stock Exchanges, respectively. As of December 31, 2006, the Company’s total issued shares are held by the following :

		Percentage of
	Number of shares	total shares issued (%)
SK Group	18,748,452	23.09
POSCO Corp.	2,341,569	2.88
Institutional investors and other minority shareholders	51,577,438	63.53
Treasury stock	8,526,252	10.50

	81,193,711	100.00

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying non-consolidated financial statements of the Company have been prepared in accordance with Korean Financial Accounting Standards and Statements of Korean Accounting Standards (“SKAS”) No, 1 through No. 20 (except for No. 11 and No. 14). The accompanying non-consolidated financial statements were approved by the Company’s board of directors on February 13, 2007. Significant accounting policies followed in preparing the accompanying non-consolidated financial statements are summarized as follows.
a.	Basis of Presentation

The accompanying non-consolidated statutory financial statements have been prepared in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea (“Korean GAAP”). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

The official accounting records of the Company are maintained and expressed in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts are included solely for the convenience of readers outside of the Republic of Korea and have been made at the rate of ~~W~~930.0 to US$1, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the year ended December 31, 2006. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at the above or any other rate.

b.	Adoptions of New Statements of Korea Accounting Standards (“SKAS”)

On January 1, 2006, the Company adopted SKAS No. 18 through No. 20, which are effective from the fiscal year beginning after December 31, 2005. Such adoption of SKASs did not have an effect on the non-consolidated financial position of the Company as of December 31, 2006 and 2005 or the non-consolidated ordinary income and net income of the Company for the years then ended.

c.	Cash Equivalents

Cash equivalents are highly liquid investments and short term financial instruments, which are readily convertible without significant transaction cost, do not have significant risk of changes in interest rates, and with original maturities of three months or less.

d.	Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

e.	Inventories

Inventories, which consist mainly of replacement units for wireless telecommunication facilities and supplies for sales promotion, are stated at the lower of cost or market value, with cost determined using the moving average method. The Company maintains perpetual inventory systems, which are adjusted to physical inventory counts performed at fiscal year end. When the market value of inventories is less than the acquisition cost, the carrying amount is reduced to the market value and any difference is charged to current operations as operating expenses. There was no such loss for the years ended December 31, 2006 and 2005.

f.	Securities (excluding securities accounted for using the equity method of accounting)

Debt and equity securities are initially recorded at their acquisition costs (fair value of considerations paid) including incidental cost incurred in connection with acquisition of the related securities and classified into trading, available-for-sale and held-to-maturity securities depending on the acquisition purpose and nature.

Trading securities are stated at fair value with gains or losses on valuation reflected in current operations.

Securities classified as available-for-sale are reported at fair value. Unrealized gains or losses on valuation of available-for-sale securities are included in capital adjustments and the unrealized gains or losses are reflected in net income when the securities are sold or if impairment is other than temporary. Equity securities are stated at acquisition cost if fair value cannot be reliably measured. If the declines in the fair value of individual available-for-sale securities below their acquisition or amortized cost are other than temporary and there is objective evidence of impairment, write-downs of the individual securities are recorded to reduce the carrying value to their fair value. The related write-downs are recorded in current operations as a loss on impairment of investment securities.

Held-to-maturity securities are presented at acquisition cost after premiums or discounts are amortized or accreted, respectively. The Company recognizes write-downs resulting from other-than-temporary declines in the fair value below its book value on the balance sheet date if there is objective evidence of impairment. The related write-downs are recorded in current operations as a loss on impairment of investment securities.

Trading securities are presented in the current asset section of the balance sheet, and available-for-sales and held-to-maturity securities are presented in the current asset section of the balance sheet if their maturities are within one year; otherwise such securities are recorded in the non-current section of the balance sheet.
g.	Equity Securities Accounted for Using the Equity Method

Investment securities of affiliated companies, in which the Company has the ability to exercise significant influence, are carried using the equity method of accounting, whereby the Company’s initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect the Company’s portion of stockholders’ equity of the investee. Differences between the purchase cost and the acquisition date net asset fair value of the investee are amortized over 5 to 20 years using the straight-line method. When applying the equity method of accounting, unrealized inter-company gains and losses are eliminated (See Note 4). In addition, the Company provides for additional losses for those investments accounted for using the equity method that are reduced to zero to the extent that the Company has other investment assets related to the equity method investees.

When the Company’s share of equity interest in the equity method investees increases as a result of capital transactions of the investees with (or without) consideration, the increase in the Company’s proportionate shares in the investees are treated as goodwill or negative goodwill and when the Company’s share of equity interest in the equity method investees decreases as a result of capital transactions of the investees with (or without) consideration, the decrease in the Company’s proportionate shares in the investees are accounted for as gain or loss on disposal. However, if equity method investees are subsidiaries, such differences in the Company’s proportionate shares in the investees are accounted for as capital adjustments of affiliates in the Company’s shareholders’ equity.

In translating the foreign currency statements of the Company’s investees operating overseas, the Company applies (a) the foreign exchange rate at the balance sheet date to the investee’s balance sheet items (except historical rates applied for shareholders’ equity), and (b) the average foreign exchange rate for the current period for income statements items. After translating the balance sheet and income statements items as noted above, the Company’s portion of the amount after deducting the translated total liabilities from translated total assets and equity is recorded as capital adjustment of affiliates in the Company’s shareholders’ equity.

h.	Property and Equipment

Property and equipment are stated at cost. Major renewals and betterments, which prolong the useful life or enhance the value of assets, are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation is computed using the declining balance method (except for buildings and structures acquired on or after January 1, 1995 which are depreciated using the straight-line method) over the estimated useful lives (4 ~ 30 years) of the related assets (See Note 6).

Interest expense and other financing charges for borrowings related to the manufacture or construction of property and equipment are charged to current operations as incurred.

i.	Intangible Assets

Intangible assets are recorded at cost, less amortization computed using the straight-line method over 5 to 20 years. The amortization for the years ended December 31, 2006 and 2005 were ~~W~~366,516 million and ~~W~~329,360 million, respectively.

With its application for a license to provide IMT 2000 service, the Company has a commitment to pay ~~W~~1,300,000 million to the Ministry of Information Communication (“MIC”). ~~W~~650,000 million was paid in March 2001 by SK IMT Co., Ltd. (a former subsidiary of the Company), which was merged into the Company on May 1, 2003, and the remainder is required to be paid over 10 years with an annual interest rate equal to the 3-year-maturity government bond rate minus 0.75% (4.04% as of December 31, 2006). The future payment obligations are ~~W~~90,000 million (related present value discount: ~~W~~557 million) in 2007, ~~W~~110,000 million in 2008, ~~W~~130,000 million in 2009, ~~W~~150,000 million in 2010 and ~~W~~170,000 million in 2011. On December 4, 2001, SK IMT Co., Ltd. received the IMT 2000 license from MIC, and recorded the total license cost as an intangible asset. As a result of the merger with SK IMT Co., Ltd., the Company acquired such IMT license of ~~W~~1,259,253 million and assumed the related long-term payable with a principal amount of ~~W~~650,000 million on May 1, 2003 (the date of merger). Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life of the IMT license which expires in December 2016. As of December 31, 2006, the present value discount related to the current portion and long-term portion of payments to be made to MIC totaled ~~W~~557 million and ~~W~~42,461 million, respectively.

j.	Impairment Losses

When the recoverable amount of assets (that are not recorded at fair value) including investment assets (except for trading and available for sale investments in listed companies), property and equipment, and intangible assets is significantly less than the carrying value due to obsolescence, physical damage, decline in market value or other causes, the carrying value is reduced to the recoverable amount and any difference is charged to current operation as an impairment loss. The Company recorded such impairment loss of ~~W~~ 6,866 million and nil during the years ended December 31, 2006 and 2005, respectively.

k.	Convertible Bonds

The proceeds from issuance of convertible bonds are allocated between the conversion rights and the debt issued; and the portion allocable to the conversion rights is accounted for as capital surplus with a corresponding conversion right adjustment deducted from the related bonds. Such conversion right adjustment is amortized to interest expense using the effective interest rate method over the redemption period of the convertible bonds. The portion allocable to the conversion rights is measured by deducting the present value of the debt at time of issuance from the gross proceeds from issuance of convertible bonds, with the present value of the debt being computed by discounting the expected future cash flows (including call premium, if any) using the effective interest rate applied to ordinary or straight debt of the Company at the issue date.

l.	Discounts on Bonds

Discounts on bonds are amortized to interest expense using the effective interest rate method over the redemption period of the bonds.

m.	Valuation of Long-term Payables

Long-term payables resulting from long-term installment transactions are stated at the present value of the expected future cash flows. Imputed interest amounts are recorded in present value discount accounts which are deducted directly from the related nominal payable balances. Such imputed interest is included in operations using the effective interest rate method over the redemption period.

n.	Provisions, Contingent Liabilities and Contingent Assets

The Company recognizes a provision when i) it has a present obligation as a result of a past event, ii) it is probable that a disbursement of economic resources will be required to settle the obligation, and iii) a reliable estimate can be made of the amount of the obligation (See Note 23).

The Company does not recognize the following contingent obligations as liabilities:
—	Possible obligations related to past events, for which the existence of a liability can only be confirmed upon occurrence of uncertain future event or events outside the control of the Company.

—	Present obligations arising out of past events or transactions, for which i) a disbursement of economic resources to fulfill such obligations is not probable or ii) a disbursement of economic resources is probable, but the related amount cannot be reasonably estimated.
In addition, the Company does not recognize potential assets related to past events or transactions, for which the existence of an asset or future benefit can only be confirmed upon occurrence of uncertain future event or events outside the control of the Company.
o.	Accrued Severance Indemnities

In accordance with the Company’s policy, all employees with more than one year of service are entitled to receive severance indemnities upon termination of their employment based on length of service and rate of pay. Accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the balance sheet date.

The Company has deposits with insurance companies to fund the portion of the employees’ severance indemnities which is in excess of the tax deductible amount allowed under the Corporate Income Tax Law, in order to take advantage of the additional tax deductibility for such funding. Such deposits with outside insurance companies, where the beneficiaries are the Company’s employees, totaling
~~W~~ 23,895 million and ~~W~~ 187,103 million as of December 31, 2006 and 2005, respectively, are deducted from accrued severance indemnities.

In accordance with the Korean National Pension Fund Law, the Company transferred a portion of its accrued severance indemnities to the National Pension Fund through March 1999. Such transfers, amounting to ~~W~~ 50 million and ~~W~~ 5,172 million as of December 31, 2006 and 2005, respectively, are deducted from accrued severance indemnities.

Actual payment of severance indemnities amounted to ~~W~~ 259,870 million and ~~W~~ 21,985 million for the years ended December 31, 2006 and 2005, respectively.

Effective March 31, 2006, the Company changed its policy for the severance indemnities applicable to those employees who joined the Company before or on December 31, 2002 from cumulative method,

where employees are entitled to get paid more than one month of salary each year depending on the length of service, to simple multiplier method, where employees are paid one month of salary each year regardless of their service period in accordance with the resolution of the Company’s joint labor- management conference held on March 16, 2006. As a result of such policy change, the Company has decided to distribute early settlements to those eligible employees on their accumulated severance indemnities as of March 31, 2006 on a mandatory basis. In addition, the Company paid the additional bonuses of ~~W~~ 125,890 million for those employees who received the mandatory distribution for their early settlement as compensation for those employees. The Company recorded such compensation costs as special severance indemnities in other expenses for the year ended December 31, 2006. In addition, the Company executed the early retirement program and the related special bonus of ~~W~~ 18,131 million were paid to eligible employees and accounted for as special severance indemnities in other expenses for the year ended December 31, 2006.

p.	Accounting for Employee Stock Option Compensation Plan

The Company adopted the fair value based method of accounting for its employee stock option compensation plan (See Note 16). Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the current risk-free interest rate for the expected life of the option. However, as permitted under Korean GAAP, the Company excludes the volatility factor in estimating the value of its stock options granted before December 31, 2003, which results in measurement at minimum value. The total compensation cost of an option estimated at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the actual life of the option, dividends on the stock, or the risk-free interest rate. In addition, recognized compensation costs related to stock options expired due to such stock options not being exercised within the exercisable period are transferred to other capital surplus from capital adjustments (See Note 13).

q.	Accounting for Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership at the end of the lease term, have a lease term equal to 75% or more of the estimated economic life of the leased property or where the present value of minimum lease payments equals or exceeds 90% of the fair value of the leased property, are accounted for as capital leases. All other leases are accounted for as operating leases.

Assets and liabilities related to capital leases are recorded as property and equipment and obligations under capital leases, respectively, and the related interest is calculated using the effective interest rate method and charged to other expenses. For operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred (See Note 11).

r.	Research and Development Costs

The Company charges substantially all research and development costs to expense as incurred. The Company incurred internal research and development costs of ~~W~~211,752 million and ~~W~~204,698 million for the years ended December 31, 2006 and 2005, respectively. In addition, external research and development costs were ~~W~~66,055 million and ~~W~~68,526 million for the years ended December 31, 2006 and 2005, respectively.

s.	Accounting for Foreign Currency Transactions and Translation

Transactions denominated in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the dates of transactions. Monetary assets and liabilities denominated in foreign currency are translated into Korean won at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the balance sheet date, which were ~~W~~929.60 and ~~W~~1,013.00 to US$1.00 at December 31, 2006 and 2005, respectively. The resulting gains or losses arising from the translation or settlement of such assets and liabilities are included in current operations.

t.	Derivative Instruments

The Company records rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that result from the change in the fair value of derivative instruments are reported in current earnings. However, for derivative instruments designated as hedging the exposure of variable cash flows, the effective portions of the gains or losses on the hedging instruments are recorded as a separate component of stockholders’ equity and credited/charged to operations at the time the hedged transactions affect earnings, and the ineffective portions of the gains or losses are credited/charged immediately to operations.

u.	Revenue Recognitions

Operating revenue is recognized when cellular telephone communication services are provided.

v.	Income Taxes

Income tax expense is determined by adding or deducting the total income tax and surtaxes to be paid for the current period and the changes in deferred income tax assets and liabilities.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profits. Deferred tax liabilities are generally recognized for all taxable temporary differences with some exceptions and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered. Deferred income tax assets and liabilities are classified into current and non-current based on the classification of related assets or liabilities for financial reporting purposes (See Note 17).

w.	Handset Subsidiaries to Long-term Mobile Subscribers

Effective March 27, 2006, the Telecommunication Law of Korea was revised to allow wireless carriers to provide handset subsidiaries to customers who have maintained their wireless account with the same carrier for 18 months or longer. The Company commenced its handset subsidy program on the effective date of the revised Telecommunications Law and included a clause in the service contract which allows the Company to change the terms of its subsidy program, including the Company’s ability to terminate the program at any time after a thirty day notice to its customers. The Company charges such handset subsidiaries to commissions paid as the related payments are made.

x.	Reclassifications

Certain reclassifications have been made in prior period’s financial statements to conform to classifications used in the current period. Such reclassifications did not have an effect on the previously reported net assets as of December 31, 2005 and ordinary income and net income for the year ended December 31, 2005.
3.	INVESTMENT SECURITIES
a.	Trading Securities

Trading securities as of December 31, 2006 and December 31, 2005 are as follows (in millions of Korean won) :

							December 31, 2005
	December 31, 2006						Fair value and
	Acquisition cost		Fair value		Carrying amount		carrying amount
Beneficiary certificates	~~W~~	665,299	~~W~~	665,299	~~W~~	665,299	~~W~~	745,360

b.	Long-term Investment Securities

Long-term investment securities as of December 31, 2006 and 2005 are as follows (in millions of Korean won) :

	December 31, 2006		December 31, 2005
Available-for-sale equity securities	~~W~~	992,455	~~W~~	907,069
Available-for-sale debt securities		1,383,969		296,264

Total		2,376,424		1,203,333
Less current portion		(156)		—

Long-term portion	~~W~~	2,376,268	~~W~~	1,203,333

b-(1). Available-for-sale Equity Securities

Available-for-sale equity securities as of December 31, 2006 and 2005 are as follows (in millions of Korean won) :

	Number of		Acquisition		Fair value
	Shares	percentage	cost at		at
	at Dec. 31,	(%) at Dec.	Dec. 31,		Dec 31,			Carrying amount
	2006	31, 2006	2006		2006			2006		2005
(Investments in listed companies)
Digital Chosunilbo Co., Ltd.	2,890,630	7.8	~~W~~	5,781	~~W~~	5,897		~~W~~	5,897	~~W~~	5,796
hanarotelecom incorporated	11,045,000	4.8		121,677		88,581			88,581		56,440
KRTnet Corporation (Formerly Korea Radio Wave Basestation Management)	234,150	4.4		1,171		2,517			2,517		2,646
POSCO	2,481,310	2.8		332,662		766,725			766,725		501,225
Comas Interactive Co., Ltd. (Formerly INNOTG Co., Ltd.)	59,473	0.4		1,695		83			83		83
eXtended Computing Environment Co., Ltd.	133,333	3.3		10		876	(note a)		876		10

Sub-total				462,996		864,679			864,679		566,200

(Investments in non-listed companies)
LG Powercomm Co., Ltd. (Formerly Powercomm Co., Ltd.)	7,500,000	5.0	~~W~~	240,243	~~W~~	80,370	(note b)	~~W~~	80,370	~~W~~	77,130
Japan MBCO	54,000	7.3		27,332	(note f)				—		27,332
Eonex Technologies Inc.	144,000	12.3		3,600	(note c)				4,593		4,593
The Korea Economic Daily	2,585,069	13.8		13,964	(note c)				13,964		13,964
Others				122,649	(notes c and d)				25,411		22,815

Sub-total				407,788					124,338		145,834

(Investments in funds)
Korea IT Fund				—	(note e)				—		190,000
Others				3,438	(note c)				3,438		5,035

Sub-total				3,438					3,438		195,035

Total			~~W~~	874,222				~~W~~	992,455	~~W~~	907,069

(note a)	The common stocks of eXtended Computing Environment Co., Ltd. were listed on the Korea Securities Dealers Automated Quotation during the year ended December 31, 2006.

(note b)	The Company recorded its investments in common stock of LG Powercomm Co., Ltd. at its fair value, which was estimated by an outside professional valuation company using the present value of expected future cash flows and the unrealized loss on valuation of investments amounting to ~~W~~115,908 million (net of tax effect of ~~W~~43,965 million) and ~~W~~118,257 million (net of tax effect of ~~W~~44,856 million) as of December 31, 2006 and 2005, respectively, were recorded as a capital adjustment.

(note c)	As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost. The investment in common stock of Eonex Technologies Inc. was reclassified to available-for-sale securities from equity securities accounted for using the equity method during the year ended December 31, 2003, as the Company’s ownership in such investees decreased to less than 20% and the Company no longer exercises significant influence. Such securities were transferred to available-for-sale securities at the carrying amount valued using the equity method of accounting prior to the reclassification.

(note d)	Due to the impairment of the Company’s investments in common stock of TeleMerc.com, the Company recorded impairment loss on such investments of ~~W~~1,793 million for the year ended December 31, 2005.

(note e)	The investment in Korea IT Fund was reclassified to equity securities accounted for using the equity method during the year ended December 31, 2006 as the Company has the ability to exercise significant influence on the investee.

(note f)	Due to the impairment of the Company’s investments in common stock of Japan MBCO, the Company recorded impairment loss on such investments of ~~W~~27,332 million for the year ended December 31, 2006.
b-(2). Available-for-sale Debt Securities

Available-for-sale debt securities as of December 31, 2006 and 2005 are as follows (in millions of Korean won) :

				Carrying amount
				December		December
	Maturity	Acquisition cost		31, 2006		31, 2005
Public bonds	(note a)	~~W~~	51,305	~~W~~	51,300	~~W~~	1,590
Currency stabilization bonds	(note b)		49,882		49,894		294,674
Beneficiary certificates (note d)	2009.10.20		5,000		5,072		—
Convertible bonds of Real Telecom Co., Ltd. (note c)	March, 2007		10,656		—		—
Convertible bonds of China Unicom Ltd. (note e)	July, 2009		957,055		1,276,703		—
Convertible bonds of Eonex Technologies, Inc. (note f)	Octobor, 2008		1,000		1,000		—

Total			1,074,898		1,383,969		296,264
Less current portion			(156)		(156)		—

Long-term available-for-sale debt securities		~~W~~	1,074,742	~~W~~	1,383,813	~~W~~	296,264

The interest income incurred from available-for-sale debt securities for the years ended December 31, 2006 and 2005 were ~~W~~7,991 million and ~~W~~ 914 million, respectively.

(note a)	The maturities of public bonds as of December 31, 2006 and 2005 are as follows (in millions of Korean won) :

Maturity	December 31, 2006		December 31, 2005
Within one year	~~W~~	156	~~W~~	—
After one year but within five years		51,144		1,229
After five years but within ten years		—		361

	~~W~~	51,300	~~W~~	1,590

(note b)	The maturities of currency stabilization bonds as of December 31, 2006 and 2005 are as follows (in millions of Korean won) :

Maturity	December 31, 2006		December 31, 2005
After one year but wthin five years	~~W~~	49,894	~~W~~	294,674

(note c)	The convertible bonds of Real Telecom Corp. with a principal amount of ~~W~~10,656 million can be converted into 371,018 shares of common stock of Real Telecom Corp. at ~~W~~28,721 per share during the period from September 29, 2004 to March 28, 2007. Due to the impairment of such bonds, the Company recorded an impairment loss of ~~W~~10,656 million prior to December 31, 2004.

(note d)	The return on investments in such beneficiary certificates was recorded as interest income.

(note e)	On July 5, 2006, the Company purchased zero coupon convertible bonds of China Unicom Ltd. with maturity of three years and principal amount of US$1,000,000,000 for US$1,000,000,000. Such convertible bonds have initial conversion price of US$1.111426 per share of common stock of China Unicom Ltd. The bond holders may redeem their notes at 102.82% of the principal amount on July 5, 2008 (2 years from the issuance date). The conversion right may be exercised during the period from July 5, 2007 to June 29, 2009 and the number of common shares to be converted as of December 31, 2006 is 899,745,075 shares. Unless either previously redeemed or converted, the notes are redeemable at 104.26% of the principal amount at maturity. The Company recorded the convertible bonds of China Unicom Ltd. at its fair value, which was estimated by an outside professional valuation company using Cox, Ross & Rubinstein Model (1979) and discount rate of 5.9138%. If all such bonds are converted, the Company’s equity interest in China Unicom Ltd. will be 6.67%.

(note f)	On October 11, 2006, the Company purchased convertible bonds of Eonex Technologies, Inc at face value of ~~W~~1,000 million. Such convertible bonds can be converted into 7,142 shares of common stock of Eonex Technologies, Inc. at ~~W~~140,000 per share during the period from April 1, 2007 to October 11, 2008. Unless either previously redeemed or converted, the notes are redeemable at 106% of the principal amount at maturity. If all such bonds are converted, the Company’s equity interest in Eonex Technologies, Inc. will increase to 12.9%.

b-(3).	Changes in Unrealized Gains (Losses) on Investments in Common Stock

The changes in unrealized gains (losses) on investments in common stock during the years ended December 31, 2006 and 2005 are as follows (in millions of Korean won) :

	For the year ended December 31, 2006
					Transferred to
	Beginning		Increase		realized		Ending
	balance		(decrease)		gain (loss)		balance
Available-for-sales securities:
Digital Chosunilbo Co., Ltd.	~~W~~	14	~~W~~	101	~~W~~	—	~~W~~	115
hanarotelecom incorporated		(65,237)		32,141		—		(33,096)
KRTnet Corporation		1,475		(128)		—		1,347
POSCO		168,563		265,500		—		434,063
Comas Interactive Co., Ltd.		(1,611)		—		—		(1,611)
eXtended Computing Environment Co., Ltd.		—		866		—		866
LG Powercomm Co., Ltd.		(163,113)		3,240		—		(159,873)
Eonex Technologies Inc.		2,011		—		—		2,011
Currency stabilization bonds		(218)		907		(677)		12
Public bonds		—		(5)				(5)
Convertible bonds of China Unicom Ltd.		—		319,648		—		319,648

Sub-total		(58,116)		622,270		(677)		563,477
Less tax effect		15,982		(171,124)		186		(154,956)

Total	~~W~~	(42,134)	~~W~~	451,146	~~W~~	(491)	~~W~~	408,521

	For the year ended December 31, 2005
					Transferred to
			Increase		realized		Ending
	Beginning balance		(decrease)		gain (loss)		balance
Available-for-sales securities:
Digital Chosunilbo Co., Ltd.	~~W~~	(3,758)	~~W~~	3,772	~~W~~	—	~~W~~	14
hanarotelecom incorporated		(50,657)		(14,580)		—		(65,237)
KRTnet Corporation		1,007		468		—		1,475
POSCO		131,343		37,220		—		168,563
Comas Interactive Co., Ltd.		(1,543)		(68)		—		(1,611)
SINJISOFT Corporation		460		—		(460)		—
Cowon System, Inc.		—		585		(585)		—
LG Powercomm Co., Ltd.		(168,678)		5,565		—		(163,113)
Eonex Technologies Inc.		2,011		—		—		2,011
WiderThan Co., Ltd.		(27)		27		—		—
Currency stabilization bonds		—		(218)				(218)

Sub-total		(89,842)		32,771		(1,045)		(58,116)
Less tax effect		—		(9,012)		287		15,982

Total	~~W~~	(89,842)	~~W~~	23,759	~~W~~	(758)	~~W~~	(42,134)

4.	EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD

Equity securities accounted for using the equity method of accounting as of December 31, 2006 and 2005 are as follows (In millions of Korean won):

	December 31, 2006
		Ownership						Carrying Amount
	Number	percentage	Acquisition		Net asset			December		December
	of shares	(%)	cost		value			31, 2006		31,2005
Pantech Co., Ltd.	25,570,306	22.7	~~W~~	26,309	~~W~~	—	(note a)	~~W~~	—	~~W~~	55,634
SK Capital Co., Ltd.	—	—		—		—			—		37,501
SK Communications Co., Ltd.	7,844,454	85.9		175,441		158,409			177,913		158,170
SK Telink Co., Ltd.	943,997	90.8		5,296		86,284			86,284		70,863
SK C&C Co., Ltd.	300,000	30.0		19,071		268,089			272,554		198,251
SK Wyverns Baseball Club Co., Ltd.	199,997	100.0		1,000		—			—		—
STIC Ventures Co., Ltd.	1,600,000	21.9		8,000		8,651			8,651		8,308
Paxnet Co., Ltd.	5,590,452	59.7		26,563		13,643			30,807		27,372
Global Credit & Information Co., Ltd.	300,000	50.0		2,410		3,118			3,704		3,276
TU Media Corp.	12,922,266	29.6		64,611		6,232			7,016		32,393
Aircross Co., Ltd.	600,000	38.1		300		1,713			1,713		970
WiderThan Co., Ltd.	—	—		—		—			—		12,827
IHQ, Inc.	13,000,000	34.1		41,846		14,157			38,938		13,935
Seoul Records, Inc.	9,582,321	60.0		27,874		23,141			25,995		27,242
Harex Info Tech, Inc.	225,000	21.2		3,375		784			1,835		2,568
SK Mobile	—	42.5		10,322		4,643	(note b)		4,643		—
SLD Telecom PTE. Ltd.	180,476,700	73.3		191,273		118,078			118,463		55,358
Skytel Co., Ltd.	1,756,400	28.6		2,159		6,009			6,009		4,872
SK China Company Ltd.	28,160	20.7		3,195		1,179			93		483
SK Telecom China Co., Ltd.	6,150,000	100.0		7,340		6,536			6,536		6,927
ULand Company Ltd.	14,100,100	70.1		17,511		2,260			6,761		12,564
SK Telecom USA Holdings, Inc.	1,000	100.0		199,047		77,786	(note c)		77,786		103,751
SK Telecom International, Inc.	1,099	100.0		17,467		25,146			25,146		25,957
SK USA, Inc.	49	49.0		3,184		2,969			2,969		3,353
Korea IT Fund		63.3		190,000		193,060	(note d)		193,060		—
Centurion IT Investment Association		37.5		3,000		3,262			3,262		3,635
1st Music Investment Fund of SK-PVC		69.3		6,925		7,186			7,186		6,990
2nd Music Investment Fund of SK-PVC		79.3		7,925		8,238			8,238		7,966
SK-KTB Music Investment Fund		74.3		14,850		15,311			15,311		14,999
IMM Cinema Fund		45.6		12,000		11,569			11,569		11,884
Michigan Global Cinema Fund		36.4		4,000		3,773			3,773		4,000
3rd Fund of Isu Entertainment		31.3		2,500		2,419			2,419		2,500
SKT-HP Ventures, LLC.		—		—		—			—		5,272
Other investments in affiliates				13,517			(note e)		13,017		6,083

Total			~~W~~	1,108,311				~~W~~	1,161,651	~~W~~	925,904

(note a)	Pantech Co., Ltd. requested its creditor banks for a debt restructuring due to deterioration of its liquidity during the three months ended December 31, 2006.

(note b)	On March 31 2006, the Company acquired 42.5% interests of common stock of SK Mobile from Pantech Co., Ltd. and others.

(note c)	In 2005, the Company incorporated SK Telecom USA Holdings, Inc. with an investment of US$122 million in order to invest in and manage Helio, Inc., a joint venture company in the Untied States of America, which was established in order to provide wireless telecommunication services in the United States of America. In addition, the Company invested an additional US$78.9 million in SK USA Holdings, Inc. for the year ended December 31, 2006 (See Note 25).

(note d)	The investment in Korea IT Fund was reclassified to equity securities accounted for using the equity method for the year ended December 31, 2006 as the Company has ability to exercise significant influence on the investee.

(note e)	As allowed under Korean GAAP, investments in equity securities of SK Telecom Europe Limited and others were not accounted for using the equity method of accounting, as changes in the Company’s portion of stockholders’ equity of such investees were not expected to be material.

Details of the changes in investments in affiliates accounted for using the equity method for the years ended December 31, 2006 and 2005 are as follows (In millions of Korean won):

		For the year ended December 31, 2006
							Equity in
							capital
						Equity in	surplus and				Other
		Beginning				earnings	capital		Dividend		increase		Ending
		balance		Acquisition		(losses)	adjustments		received		(decrease)		balance
Pantech Co., Ltd.	(note h)	~~W~~	55,634	~~W~~	—	(~~W~~55,731)	~~W~~	97	~~W~~	—	~~W~~	—	~~W~~	—
SK Capital Co., Ltd.	(note b)		37,501		—	5		—		—		(37,506)		—
SK Communications Co., Ltd.	(note a)		158,170		—	14,939		4,804		—		—		177,913
SK Telink Co., Ltd.	(note a)		70,863		—	15,384		37		—		—		86,284
SK C&C Co., Ltd.	(notes a and c)		198,251		—	42,075		33,218		(990)		—		272,554
SK Wyverns Baseball Club Co., Ltd.	(note a)		—		—	575		—		—		—		—
STIC Ventures Co., Ltd.	(note a)		8,308		—	956		(613)		—		—		8,651
Paxnet Co., Ltd.	(note a)		27,372		—	1,707		1,728		—		—		30,807
Global Credit & Information Co., Ltd.	(note a)		3,276		—	428		—		—		—		3,704
TU Media Corp.	(note a)		32,393		—	(25,377)		—		—		—		7,016
Aircross Co., Ltd.	(note a)		970		—	743		—		—		—		1,713
WiderThan Co., Ltd.	(note d)		12,827		—	(500)		(55)		—		(12,272)		—
IHQ, Inc.	(notes a and e)		13,935		27,406	(4,346)		845		—		1,098		38,938
Seoul Records, Inc.	(note a)		27,242		—	(1,247)		—		—		—		25,995
Harex Info Tech, Inc.	(note a)		2,568		—	(733)		—		—		—		1,835
SK Mobile	(note a)		—		10,322	(5,543)		(136)		—		—		4,643
SLD Telecom PTE Ltd.	(note a)		55,358		97,286	(17,543)		(16,638)		—		—		118,463
Skytel Co., Ltd.	(notes a and c)		4,872		—	1,912		(447)		(328)		—		6,009
SK China Company Ltd.	(note a)		483		—	(267)		(123)		—		—		93
SK Telecom China Co., Ltd.	(note a)		6,927		—	(291)		(100)		—		—		6,536
ULand Company Limited.	(note a)		12,564		—	(6,812)		1,009		—		—		6,761
SK Telecom USA Holdings, inc.	(note a)		103,751		75,833	(92,524)		(9,274)		—		—		77,786
SK Telecom International, Inc.	(note a)		25,957		—	1,284		(2,095)		—		—		25,146
SK USA, Inc.	(note a)		3,353		—	(116)		(268)		—		—		2,969
Korea IT Fund	(notes a and f)		—		—	2,338		722		—		190,000		193,060
Centurion IT Investment Association	(note a)		3,635		—	(430)		57		—		—		3,262
1st Music Investment Fund of SK-PVC	(note a)		6,990		—	196		—		—		—		7,186
2nd Music Investment Fund of SK-PVC	(note a)		7,966		—	272		—		—		—		8,238
SK-KTB Music Investment Fund	(note a)		14,999		—	312		—		—		—		15,311
IMM Cinema Fund	(note a)		11,884		—	(341)		26		—		—		11,569
Michigan Global Cinema Fund	(note a)		4,000		—	(227)		—		—		—		3,773
3rd Fund of Isu Entertainment	(note a)		2,500		—	(81)		—		—		—		2,419
SKT-HP Ventures, LLC	(note g)		5,272		—	18		—		—		(5,290)		—

Total		~~W~~	919,821	~~W~~	210,847	(~~W~~128,965)	~~W~~	12,794	(~~W~~	1,318)	~~W~~	136,030	~~W~~	1,148,634

(note a)	Investments were recorded using the equity method of accounting based on unaudited and unreviewed financial statements as of and for the year ended December 31, 2006. In order to verify the reliability of such unaudited and unreviewed financial statements, the Company has performed the following procedures and found no significant errors:
i)	obtained the signature from the chief executive officer of the equity method investee asserting that the unaudited and unreviewed financial statements are accurate

ii)	checked whether the major transactions identified by the Company, including public disclosures, were appropriately reflected in the unaudited and unreviewed financial statements

iii)	performed an analytical review on the unaudited and unreviewed financial statements

(note b)	Investment was fully liquidated due to dissolution of SK Capital Co., Ltd. for the year ended December 31, 2006.

(note c)	The Company received dividends from SK C&C Co., Ltd. and Skytel Co., Ltd. and the corresponding amount was deducted from the carrying amount of equity method securities.

(note d)	The Company sold out all of investments in equity securities of WiderThan Co., Ltd. for the year ended December 31, 2006 and recognized gains on disposal of investment in equity securities of ~~W~~20,456 million.

(note e)	Other increase in investments in equity securities of IHQ, Inc. represent gains on disposal of investments in equity securities, which have resulted from the dilution of the Company’s ownership as a result of investees’ sale of their unissued shares to third parties.

(note f)	Other increase in investments in Korea IT Fund is the carrying amount transferred from available-for-sale equity securities.

(note g)	Investment was fully liquidated due to dissolution of SKT-HP Ventures, LLC for the year ended December 31, 2006.

(note h)	Investment in equity securities of Pantech Co., Ltd. was recorded using the only estimated net loss provided by Pantech Co., Ltd. because the investee’s financial statements were not determined as of December 31, 2006 as due diligence procedures of credit banks for debt restructuring were in progress.

		For the year ended December 31, 2005
								Equity in
								capital
						Equity in		surplus and
		Beginning				earnings		capital	Dividend		Other increase	Ending
		balance		Acquisition		(losses)		adjustments	received		(decrease)	balance
Pantech Co., Ltd.	(note a)	~~W~~	190,896	~~W~~	—	(~~W~~19,404)	(~~W~~	111)	~~W~~	—	(~~W~~115,747)	~~W~~	55,634
SK Capital Co., Ltd.			34,891		—	(523)		3,133		—	—		37,501
SK Communications Co., Ltd.			143,096		—	12,643		2,431		—	—		158,170
SK Telink Co., Ltd.			56,182		—	14,649		32		—	—		70,863
SK C&C Co., Ltd.			201,353		—	17,501		(20,003)		(600)	—		198,251
SK Wyverns Baseball Club Co., Ltd.			—		—	(4,706)		—		—	—		—
STIC Ventures Co., Ltd.	(note b)		7,321		—	(1,135)		759		—	1,363		8,308
Paxnet Co., Ltd.			25,244		—	2,128		—		—	—		27,372
Global Credit & Information Co., Ltd.			3,054		—	222		—		—	—		3,276
TU Media Corp.			34,607		25,611	(27,821)		(4)		—	—		32,393
Aircross Co., Ltd.			944		—	26		—		—	—		970
WiderThan Co., Ltd.	(note b)		—		3,188	1,368		61		—	8,210		12,827
IHQ, Inc.	(note b)		—		14,440	(560)		56		—	(1)		13,935
Seoul Records, Inc.			—		27,874	(632)		—		—	—		27,242
Harex Info Tech, Inc.			3,375		—	(807)		—		—	—		2,568
SLD Telecom PTE Ltd.			59,804		4,784	(7,351)		(1,879)		—	—		55,358
Skytel Co., Ltd.			3,633		—	1,355		69		(185)	—		4,872
SK China Company Ltd.			803		—	(261)		(59)		—	—		483
SK Telecom China Co., Ltd.			9,212		—	(2,055)		(230)		—	—		6,927
ULand Company Limited			—		17,511	(4,545)		(402)		—	—		12,564
SK Telecom USA Holdings, inc.			—		123,214	(20,885)		1,422		—	—		103,751
SK Telecom International, Inc.			21,995		—	4,657		(695)		—	—		25,957
SK USA, Inc.			3,184		—	560		(391)		—	—		3,353
Centurion IT Investment Association			3,205		—	430		—		—	—		3,635
1st Music Investment
Fund of SK-PVC			—		6,925	65		—		—	—		6,990
2nd Music Investment Fund of SK-PVC			—		7,925	41		—		—	—		7,966
SK-KTB Music Investment Fund			—		14,850	149		—		—	—		14,999
IMM Cinema Fund			—		12,000	(116)		—		—	—		11,884
SKT-QC Wireless Development Fund	(note c)		5,145		—	1		—		—	(5,146)		—
SKT-HP Ventures, LLC			5,284		—	148		(160)		—	—		5,272

Total		~~W~~	813,228	~~W~~	258,322	(~~W~~34,858)	(~~W~~	15,971)	(~~W~~	785)	(~~W~~111,321)	~~W~~	913,321

(note a)	4,542,000 shares of SKY Teletech Co., Ltd. (formerly SK Teletech Co., Ltd.) were sold to Curitel Communications, Inc. and the Company recorded a gain of ~~W~~175,488 million during the 3rd quarter of 2005. SKY Teletech Co., Ltd was merged into Pantech Co., Ltd. during the 4th quarter of 2005 and the Company’s ownership interest decreased from 29.1% to 22.7%. In addition, the difference between the Company’s portion of the merged company’s equity and the carrying amount at the date of merger of ~~W~~269 million was recorded as a loss on disposal of investment assets.

(note b)	Other increase (decrease) in investments in equity securities of STIC Ventures Co., Ltd., Widerthan Co., Ltd. and IHQ, Inc. represent gains on disposal of investments in equity securities, which have resulted from the dilution of the Company’s ownership as a result of investees’ sale of their unissued shares to third parties.

(note c)	Investment was fully liquidated due to dissolution of SKT-QC Wireless Development Fund for the year ended December 31, 2005.
Details of changes in the differences between the acquisition cost and net asset value of equity method investees at the acquisition date for the years ended December 31, 2006 and 2005 are as follows (In millions of Korean won):

	For the year ended December 31, 2006
	Beginning						Ending
	balance		Increase		Amortization		balance
Pantech Co., Ltd.	~~W~~	793	~~W~~	—	(~~W~~	793)	~~W~~	—
SK Communications Co., Ltd.		23,814		—		(1,397)		22,417
SK C&C Co., Ltd.		4,870		—		(406)		4,464
Paxnet Co., Ltd.		18,237		—		(1,073)		17,164
Global Credit & Information Co., Ltd.		628		—		(41)		587
TU Media Corp.		993		—		(209)		784
IHQ, Inc.		6,267		22,001		(3,488)		24,780
Seoul Records, Inc.		3,670		—		(815)		2,855
Harex Info Tech, Inc.		1,402		—		(351)		1,051
SK Mobile		—		3,192		(3,192)		—
SLD Telecom PTE. Ltd.		406		—		(22)		384
ULand Company Ltd.		3,628		1,132		(258)		4,502

Total	~~W~~	64,708	~~W~~	26,325	(~~W~~	12,045)	~~W~~	78,988

	For the year ended December 31, 2005
	Beginning		Increase/				Ending
	balance		(Decrease)		Amortization		balance
Pantech Co., Ltd.	~~W~~	3,286	(~~W~~	2,381)	(~~W~~	112)	~~W~~	793
SK Communications Co., Ltd.		24,623		—		(809)		23,814
SK C&C Co., Ltd.		5,276		—		(406)		4,870
Paxnet Co., Ltd.		19,310		—		(1,073)		18,237
Global Credit & Information Co., Ltd.		670		—		(42)		628
TU Media Corp.		—		1,045		(52)		993
IHQ, Inc.		—		7,377		(1,110)		6,267
Seoul Records, Inc.		—		4,078		(408)		3,670
Harex Info Tech, Inc.		—		1,752		(350)		1,402
SLD Telecom PTE. Ltd.		428		—		(22)		406
ULand Company Ltd.		—		3,922		(294)		3,628

Total	~~W~~	53,593	~~W~~	15,793	(~~W~~	4,678)	~~W~~	64,708

Details of changes in unrealized inter-company gains incurred from sales of assets for the years ended December 31, 2006 and 2005 are as follows (In millions of Korean won):

	For the year ended December 31, 2006
	Beginning						Ending
Subsidiary	balance		Increase		Decrease		balance
Pantech Co., Ltd.	~~W~~	—	~~W~~	270	(~~W~~	270)	~~W~~	—
SK Communications Co., Ltd.		4,016		—		(1,103)		2,913
SK China Company Ltd.		1,086		—		—		1,086

Total	~~W~~	5,102	~~W~~	270	(~~W~~	1,373)	~~W~~	3,999

	For the year ended December 31, 2005
	Beginning						Ending
Subsidiary	balance		Increase		Decrease		balance
SK Communications Co., Ltd.	~~W~~	—	~~W~~	4,459	(~~W~~	443)	~~W~~	4,016
SK China Company Ltd.		1,206		—		(120)		1,086

Total	~~W~~	1,206	~~W~~	4,459	(~~W~~	563)	~~W~~	5,102

Details of market price of the equity securities accounted for using the equity method as of December 31, 2006 are as follows (In millions of Korean won, except for market price per share):

	Market price		Number of
	per share		shares owned by the
	(In Korean won)		Company	Market price
Pantech Co., Ltd.	~~W~~	930	25,570,306	~~W~~	23,780
IHQ, Inc.		6,810	13,000,000		88,530
Seoul Records, Inc.		3,850	9,582,321		36,892

The condensed financial information of the investees as of and for the year ended December 31, 2006 is as follows (In millions of Korean won):

	Total		Total				Net
	assets		liabilities		Revenue		income (loss)
SK Communications Co., Ltd.	~~W~~	312,743	~~W~~	118,748	~~W~~	185,489	~~W~~	20,094
SK Telink Co., Ltd.		146,005		51,331		195,089		18,350
SK C&C Co., Ltd.		1,913,535		1,019,904		1,107,910		101,608
SK Wyverns Baseball Club Co., Ltd.		3,983		8,177		20,245		941
STIC Ventures Co., Ltd.		53,048		13,520		12,248		4,045
Paxnet Co., Ltd.		29,009		5,569		40,331		4,166
Global Credit & Information Co., Ltd.		11,046		4,810		42,900		939
TU Media Corp.		346,463		325,395		88,736		(84,910)
Aircross Co., Ltd.		14,996		10,500		21,602		1,959
IHQ, Inc.		70,007		26,184		47,447		(4,628)
Seoul Records, Inc.		47,561		8,993		31,485		(695)
Harex Info Tech, Inc.		4,515		812		4,831		(1,627)
SK Mobile		12,003		1,078		1,319		(6,474)
SLD Telecom PTE Ltd.		218,827		57,782		—		(22,802)
Skytel Co., Ltd.		25,801		4,217		17,723		6,308
SK China Company Ltd.		6,276		582		4,050		(1,296)
SK Telecom China Co., Ltd.		7,438		902		15,310		(13)
ULand Company Limited		5,877		2,656		6,778		(8,840)
SK Telecom USA Holdings, Inc.		117,867		40,081		—		(91,899)
SK Telecom International, Inc.		27,894		2,748		13,225		1,786
SK USA, Inc.		7,150		1,092		6,394		(84)
Korea IT Fund		304,832		—		9,123		1,374
Centurion IT Investment Association		8,697		—		28		495
1st Music Investment Fund of SK-PVC		10,433		56		382		276
2nd Music Investment Fund of SK-PVC		10,446		52		396		343
SKT-KTB Music Investment Fund		20,746		107		587		425
IMM Cinema Fund		25,362		7		336		(706)
Michigan Global Cinema Fund		10,376		—		438		(624)
3rd Fund of Isu Entertainment		7,740		—		223		(268)
5. LOANS TO EMPLOYEES
Short-term and long-term loans to employees as of December 31, 2006 and 2005 are as follows (in millions of Korean won) :

	2006
	Short-term		Long-term		Total		2005
Loans to employees’ stock ownership association	~~W~~	2,208	~~W~~	5,318	~~W~~	7,526	~~W~~	14,586
Loans to employees for housing and other		77		200		277		433

Total	~~W~~	2,285	~~W~~	5,518	~~W~~	7,803	~~W~~	15,019

6. PROPERTY AND EQUIPMENT
Property and equipment as of December 31, 2006 and 2005 are as follows (in millions of Korean won) :

	Useful lives
	(years)	2006		2005
Land	—	~~W~~	462,393	~~W~~	461,513
Buildings and structures	30,15		1,488,824		1,477,838
Machinery	6		11,235,472		10,376,529
Vehicles	4		21,136		20,442
Other	4		956,670		807,534
Construction in progress	—		130,667		264,309

			14,295,162		13,408,165
Less accumulated depreciation			(9,877,050)		(8,812,282)

Property and equipment, net		~~W~~	4,418,112	~~W~~	4,595,883

The standard value of land declared by the government as of December 31, 2006 and 2005 are ~~W~~506,831 million and ~~W~~412,829 million, respectively.
Details of change in property and equipment for the years ended December 31, 2006 and 2005 are as follows (in millions of Korean won) :

	For the year ended December 31, 2006
	Beginning									Ending
	balance		Acquisition		Disposal	Transfer		Depreciation		balance
Land	~~W~~	461,513	~~W~~	115	(~~W~~645)	~~W~~	1,410	~~W~~	—	~~W~~	462,393
Buildings and structures		1,145,497		4,620	(824)		7,539		(55,600)		1,101,232
Machinery		2,429,564		43,869	(8,169)		1,013,305		(1,132,052)		2,346,517
Vehicles		2,786		1,460	(113)		—		(1,792)		2,341
Other		292,214		830,772	(16,319)		(640,111)		(91,594)		374,962
Construction in progress		264,309		586,096	—		(719,738)		—		130,667

Total	~~W~~	4,595,883	~~W~~	1,466,932	(~~W~~26,070)		(~~W~~337,595)		(~~W~~1,281,038)	~~W~~	4,418,112

	For the year ended December 31, 2005
	Beginning									Ending
	balance		Acquisition		Disposal	Transfer		Depreciation		balance
Land	~~W~~	463,656	~~W~~	723	(~~W~~4,698)	~~W~~	1,832	~~W~~	—	~~W~~	461,513
Buildings and structures		1,163,069		12,255	(8,095)		33,425		(55,157)		1,145,497
Machinery		2,585,118		34,334	(18,924)		992,283		(1,163,247)		2,429,564
Vehicles		4,030		982	(116)		130		(2,240)		2,786
Other		251,377		754,542	(3,294)		(626,161)		(84,250)		292,214
Construction in progress		138,003		580,309	—		(454,003)		—		264,309

Total	~~W~~	4,605,253	~~W~~	1,383,145	(~~W~~35,127)		(~~W~~52,494)		(~~W~~1,304,894)	~~W~~	4,595,883

7. INTANGIBLE ASSETS
Intangible assets as of December 31, 2006 and 2005 are as follows (in millions of Korean won) :

	2006						2005
	Acquisition		Accumulated		Carrying		Acquisition		Accumulated		Carrying
	cost		amortization		amounts		Cost		amortization		amounts

Goodwill	~~W~~	2,335,532	(~~W~~	643,310)	~~W~~	1,692,222	~~W~~	2,335,532	(~~W~~	514,648)	~~W~~	1,820,884
Frequency use rights		1,385,120		(308,287)		1,076,833		1,384,433		(200,141)		1,184,292
Software development costs		231,318		(190,611)		40,707		221,913		(160,657)		61,256
Computer software		858,375		(303,272)		555,103		489,807		(210,049)		279,758
Other		109,753		(69,459)		40,294		103,974		(63,617)		40,357

	~~W~~	4,920,098	(~~W~~	1,514,939)	~~W~~	3,405,159	~~W~~	4,535,659	(~~W~~	1,149,112)	~~W~~	3,386,547

Details of changes in intangible assets for the years ended December 31, 2006 and 2005 are as follows (in millions of Korean won) :

	For the year ended December 31, 2006
	Beginning
	balance		Increase		Decrease		Transfer		Amortization		Ending balance
Goodwill	~~W~~	1,820,884	~~W~~	—	~~W~~	—	~~W~~	—	(~~W~~	128,662)	~~W~~	1,692,222
Frequency use rights		1,184,292		687		—		—		(108,146)		1,076,833
Software development costs		61,256		65		—		9,339		(29,953)		40,707
Computer software		279,758		46,157		(914)		323,644		(93,542)		555,103
Other		40,357		5,694		(63)		519		(6,213)		40,294

	~~W~~	3,386,547	~~W~~	52,603	(~~W~~	977)	~~W~~	333,502	(~~W~~	366,516)	~~W~~	3,405,159

	For the year ended December 31, 2005
	Beginning
	balance		Increase		Decrease		Transfer		Amortization		Ending balance
Goodwill	~~W~~	1,949,546	~~W~~	—	~~W~~	—	~~W~~	—	(~~W~~	128,662)	~~W~~	1,820,884
Frequency use rights		1,163,319		117,380		—		—		(96,407)		1,184,292
Software development costs		100,579		635		—		—		(39,958)		61,256
Computer software		190,745		68,252		(3)		77,645		(56,881)		279,758
Other		44,430		2,409		(289)		1,259		(7,452)		40,357

	~~W~~	3,448,619	~~W~~	188,676	(~~W~~	292)	~~W~~	78,904	(~~W~~	329,360)	~~W~~	3,386,547

The book value as of December 31, 2006 and residual useful lives of major intangible assets are as follows (In millions of Korean won):

	Amount		Description	Residual useful lives

Goodwill	~~W~~	1,692,222	Goodwill related to acquisition	13 years
			of Shinsegi Telecomm, Inc.	and 3 months
IMT license		964,168	Frequency use rights relating to W-CDMA Service	(note a)
WiBro license		105,948	WiBro Service	(note b)
DMB license		6,717	DMB Service	9 years and 6 months
•	(note a) Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life (13 years) of the IMT license which expires in December 2016.

•	(note b) The Company purchased the WiBro license from MIC on March 30, 2005. The license period is seven years from the purchase date. Amortization of the WiBro license commenced when the Company started its commercial WiBro services on June 30, 2006 using the straight line basis over the remaining useful life.
8. BONDS PAYABLE
Bonds payable as of December 31, 2006 and 2005 are as follows (in millions of Korean won and thousands of U.S. dollars) :

		Annual interest
	Maturity year	rate (%)	2006		2005
Domestic general bonds	2006	5.0 - 6.0	~~W~~	—	~~W~~	800,000
”	2007	5.0 - 6.0		700,000		700,000
”	2008	5.0		300,000		300,000
”	2009	5.0		300,000		300,000
”	2010	4.0		200,000		200,000
”	2011	3.0		200,000		200,000
”	2013	4.0		200,000		—
”	2016	5.0		200,000		—
Dollar denominated bonds (US$300,000)	2011	4.25		278,880		303,900
Convertible bonds (US$304,240)	2009	—		356,356		385,885

Total				2,735,236		3,189,785
Less discounts on bonds				(39,097)		(40,016)
Less conversion right adjustments				(43,629)		(65,219)
Add long-term accrued interest				22,910		24,808

Net				2,675,420		3,109,358
Less portion due within one year				(696,546)		(795,150)

Long-term portion			~~W~~	1,978,874	~~W~~	2,314,208

All of the above bonds will be paid in full at maturity.
On May 27, 2004, the Company issued zero coupon convertible bonds with a maturity of five years in the principal amount of US$329,450,000 for US$324,923,469, with an initial conversion price of ~~W~~235,625 per share of the Company’s common stock, which was greater than market value at the date of issuance. Subsequently, the initial conversion price was changed to ~~W~~217,062 per share in accordance with anti-dilution protection. The Company may redeem their principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 103.81% of the principal amount on May 27, 2007 (3 years from the issuance date). The conversion right may be exercised during the period from July 7, 2004 to May 13, 2009 and the number of common shares to be converted as of December 31, 2006 is 1,649,014 shares. During the year ended December 31, 2006, the conversion price was changed from ~~W~~218,098 to ~~W~~217,062 and the number of shares to be converted was changed from 1,677,812 shares to 1,685,816 shares due to the payment of interim dividends in accordance with the resolution of the Company’s board of directors dated July 28, 2006. The number of common shares to be converted decreased to 1,649,014 shares as the convertible bonds with a principal amount of US$6,790,000 were converted into 36,802 shares of treasury stock after such interim dividends were made.
Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock, if this 49% ownership limitation is violated due to the exercise of conversion rights. In this case, the Company will pay a bond holder a cash settlement determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. The Company entered into an agreement with Credit Suisse First Boston International to reduce the effect of fluctuation with respect to cash settlement payments that may be more or less than the proceeds from sales of treasury shares held in trust. Unless either previously redeemed or converted, the notes are redeemable at 106.43% of the principal amount at maturity.
During the year ended December 31, 2006, the convertible bonds with a principal amount of US$25,210,000 were converted into 136,613 shares of treasury stock (See note 15), and the principal amount of the convertible bonds decreased from US$329,450,000 to US$304,240,000. In addition, the consideration for conversion right (capital surplus) decreased by ~~W~~3,733 million (net of tax effect of ~~W~~1,416 million) as a result of this conversion.
9. LONG-TERM BORROWINGS
Long-term borrowings as of December 31, 2006 and 2005 are as follows (In millions of Korean won and thousands of U.S. dollars):

		Final	Annual interest
	Lender	maturity year	rate (%) (note)	2006		2005
Long-term floating rate discount bill	Shinhan Bank	June 29, 2010	91 days CD yield + 0.25%	~~W~~	200,000	~~W~~—
Long-term floating rate borrowings	Calyon Bank	October 10, 2013	6M LIBOR + 0.29%	US$	50,000	US$—
”	DBS Bank	”	”	US$	25,000	—
”	SMBC	”	”	US$	25,000	—

Total				US$	100,000
				~~W~~	200,000	—

Equivalent in Korean won				~~W~~	292,960	—
Less portion due within one year					—	—

Long-term borrowings				~~W~~	292,960	~~W~~—

The above long-term floating rate discount bill is classified as long-term borrowing as the borrowing is to be rolled-over exceeding 1 year from December 31, 2006 in accordance with the loan agreement.

(note)	At December 31, 2006, the 91 days CD yield and the 6M LIBOR rate are 4.86% and 5.37%, respectively.
10.	SUBSCRIPTION DEPOSITS

The Company receives subscription deposits from customers of cellular services at the subscription date. The Company has no obligation to pay interest on subscription deposits but is required to return them to subscribers upon termination of the subscription contract.

Long-term subscription deposits held as of December 31, 2006 and 2005 are as follows (in millions of Korean won except deposit per subscriber amounts) :

	Deposit
Service type	per subscriber		2006		2005
Cellular	~~W~~	200,000	~~W~~	21,140	~~W~~	23,770

The Company offers existing and new cellular subscribers the option of obtaining credit insurance from Seoul Guarantee Insurance Company (“SGIC”) in lieu of the subscription deposits. Existing subscribers who elect this option are refunded their subscription deposits. As a result, the balance of subscription deposits has been decreasing.
11.	LEASES

The Company acquired certain computer equipment and software from SK C&C Co., Ltd. and succeeded certain capital lease agreements between SK C&C Co., Ltd. and HP Financial Service. Details of capital lease assets acquired and liabilities assumed from SK C&C Co., Ltd. as of and for the year ended December 31, 2006 and 2005 are as follows (In millions of Korean won):

		2006		2005
Acquisition cost	Office equipment	~~W~~	15,784	~~W~~	16,919
	Computer software		7,180		7,625

		~~W~~	22,964	~~W~~	24,544

Accumulated depreciation	Office equipment	~~W~~	8,662	~~W~~	744
	Computer software		1,555		127

		~~W~~	10,217	~~W~~	871

Carrying amounts	Office equipment	~~W~~	7,122	~~W~~	16,175
	Computer software		5,625		7,498

		~~W~~	12,747	~~W~~	23,673

Depreciation expenses	Office equipment	~~W~~	8,071	~~W~~	744
	Computer software		1,437		127

		~~W~~	9,508	~~W~~	871

The Company’s minimum future lease payments as of December 31, 2006 are as follows (In millions of Korean won):

	Annual lease payments		Interest	Principal
2007	~~W~~	8,536	(~~W~~339)	~~W~~	8,197
2008		1,664	(22)		1,642

Total	~~W~~	10,200	(~~W~~361)		9,839

Less: portion due within one year					(8,197)

Capital lease liabilities				~~W~~	1,642

12.	MONETARY ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The details of monetary assets and liabilities denominated in foreign currencies (except for bonds payable and long-term borrowings denominated in foreign currencies described in Notes 8 and 9, respectively) as of December 31, 2006 and 2005 are as follows (In millions of Korean won, thousands of U.S. dollars, thousands of HK dollars, thousands of Japanese yen, thousands of Great Britain pounds, thousands of Singapore dollars, thousands of Swiss Franc, thousands of Euros and thousands of Chinese yuan):

	2006				2005
	Foreign		Korean won		Foreign		Korean won
	currencies		equivalent		currencies		equivalent
Cash and cash equivalents	US$	959	~~W~~	892	US$	4,175	~~W~~	4,229
”	EUR 2			2	EUR 3			3
Accounts receivable — trade	US$	16,534		15,370	US$	9,390		9,512
”	EUR 248			303	EUR 248			298
Accounts receivable — other	US$	1,657		1,541	US$	3,364		3,408
Guarantee deposits	US$	17		16		—		—
”	JPY 21,536			168	JPY 16,156			139

			~~W~~	18,292			~~W~~	17,589

Accounts payable	US$	16,046		14,916	US$	15,633		15,836
”	JPY 18,704			146	JPY 8,498			73
”	HK$ 190			23	HK$ 254			33
”		GBP 48		88		GBP 453		792
”	SG$ 6			3	SG$ 22			13
”	EUR 813			993	EUR 504			604
”	CHF 250			190	CHF 19			15
”	CNY 2			1		—		—

			~~W~~	16,360			~~W~~	17,366

13.	CAPITAL STOCK AND CAPITAL SURPLUS

The Company’s capital stock consists entirely of common stock with a par value of ~~W~~500. The number of authorized and issued shares as of December 31, 2006 and 2005 are as follows :

	2006	2005
Authorized shares	220,000,000	220,000,000
Issued shares	81,193,711	82,276,711
Outstanding shares, net of treasury stock	72,667,459	73,614,296
Significant changes in capital stock and capital surplus during the years ended December 31, 2006 and 2005 are as follows (In millions of Korean won except for share data)

	Number of shares
	Issued	Capital stock		Capital surplus
At January 1, 2005	82,276,711	~~W~~	44,639	~~W~~	2,983,166
Deferred tax liabilities deducted from capital surplus (note a)	—		—		(18,501)
Transferred from stock options in capital adjustment (note b)	—		—		1,533

At December 31, 2005	82,276,711		44,639		2,966,198

Consideration for conversion right (note c)	—		—		(3,733)
Transferred from stock options in capital adjustment (note d)	—		—		234
Retirement of treasury stock (note e)	(1,083,000)		—		—

At December 31, 2006	81,193,711	~~W~~	44,639	~~W~~	2,962,699

(note a)	The tax effects of consideration for conversion rights, which resulted in temporary differences, were deducted directly from related components of stockholders’ equity, pursuant to adoption of SKAS No. 16 for the year ended December 31, 2005.

(note b)	During the year ended December 31, 2005, the exercisable period for the stock options representing 17,800 shares, of which recognized compensation costs were ~~W~~1,533 million, expired and the related stock options of ~~W~~1,533 million in capital adjustments were transferred to capital surplus in accordance with Korean GAAP [See Note 2 (p)] .

(note c)	During the year ended December 31, 2006, the convertible bonds with a face value of US$25,210,000 were converted and the capital surplus amount (in connection with the related conversion rights) decreased by ~~W~~3,733 million (net of tax effect of ~~W~~1,416 million).

(note d)	During the year ended December 31, 2006, the exercisable period for the stock options representing 43,390 shares, of which recognized compensation costs were ~~W~~234 million, expired and the related stock options of ~~W~~234 million in capital adjustments were transferred to capital surplus in accordance with Korean GAAP [See Note 2 (p)] .

(note e)	The Company retired 491,000 shares and 592,000 shares of treasury stock on August 17, 2006 and September 29, 2006, respectively, and reduced retained earnings before appropriation in accordance with Korean Commercial laws.
14.	RETAINED EARNINGS

Retained earnings as of December 31, 2006 and 2005 are as follows (In millions of Korean won) :

	2006		2005
Appropriated	~~W~~	6,679,234	~~W~~	5,470,701
Unappropriated		1,165,519		1,799,160

	~~W~~	7,844,753	~~W~~	7,269,861

The details of appropriated retained earnings as of December 31, 2006 and December 31, 2005 are as follows (In millions of Korean won) :

	2006		2005
Legal reserve	~~W~~	22,320	~~W~~	22,320
Reserve for improvement of financial structure		33,000		33,000
Reserve for loss on disposal of treasury stock		477,182		477,182
Reserve for research and manpower development		880,594		822,061
Reserve for business expansion		5,266,138		4,116,138

Total	~~W~~	6,679,234	~~W~~	5,470,701

a.	Legal Reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends for each accounting period until the reserve equals 50% of outstanding capital stock. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

b.	Reserve for Improvement of Financial Structure

The Financial Control Regulation for listed companies in Korea requires that at least 10% of net income (net of accumulated deficit), and an amount equal to net gain (net of related income taxes, if any) on the disposal of property and equipment be appropriated as a reserve for improvement of financial structure until the ratio of stockholders’ equity to total assets reaches 30%. The reserve for improvement of financial structure may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

c.	Reserves for Loss on Disposal of Treasury Stock and Research and Manpower Development

Reserves for loss on disposal of treasury stock and research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be unappropriated from appropriated retained earnings in accordance with the relevant tax laws. Such unappropriation will be included in taxable income in the year of unappropriation.
15.	TREASURY STOCK

Upon issuances of stock dividends and new common stock, and the merger with Shinsegi Telecomm, Inc. and SK IMT Co., Ltd., the Company acquired fractional shares totaling 77,970 shares for ~~W~~6,110 million through 2005. In addition, the Company acquired 8,584,445 shares of treasury stock in the market or through the trust funds for ~~W~~2,040,995 million through 2005 in order to stabilize the market price of its stock. In addition, during the year ended December 31, 2006, the convertible bonds with a principal amount of US$25,210,000 were converted into 136,163 shares of common stock. Such conversion was settled by the Company by using its treasury stock with carrying value totaling ~~W~~32,178 million, which resulted in loss on disposal of treasury stock of ~~W~~7,887 million.

On August 17, 2006, the Company retired 491,000 shares of treasury stock, which were acquired by the Company during the period from August 1, 2006 through August 14, 2006 for ~~W~~92,518 million in accordance with a resolution of the board of directors dated July 28, 2006.

On September 29, 2006, the Company retired 592,000 shares of treasury stock, which were acquired by the Company during the period from September 4, 2006 through September 27, 2006 for ~~W~~116,559 million in accordance with a resolution of the board of directors dated August 31, 2006.

In connection with the retired treasury stocks discussed above, the Company reduced its retained earnings before appropriations by ~~W~~209,077 million in accordance with Korean Commercial law.

16.	STOCK OPTIONS

On March 17, 2000, March 16, 2001 and March 8, 2002, in accordance with the approval of its stockholders or its board of directors, the Company granted stock options to its management, representing 17,800 shares at an exercise price of ~~W~~424,000 per share, 43,820 shares at an exercise price of ~~W~~211,000 per share and 65,730 shares at an exercise price of ~~W~~267,000 per share. The stock options will become exercisable after three years from the date of grant and shall be exercisable for two years from the first exercisable date. Upon exercise of stock options, the Company will issue its common stock. If the employees leave the Company within three years after the grant of stock options, such employees forfeit their unvested stock options awarded. Stock options representing 530 shares for which total compensation cost was ~~W~~3 million were forfeited during the year ended December 31, 2004.

The value of stock options granted is determined using the Black-Scholes option-pricing model, without considering the volatility factor in estimating the value of its stock options, as permitted under Korean GAAP. The following assumptions are used to estimate the fair value of options granted in 2000, 2001 and 2002; risk-free interest rate of 9.1% for 2000, 5.9% for 2001 and 6.2% for 2002; expected life of three years for 2000, 2001 and 2002; expected dividend of ~~W~~500 per share for 2000, 2001 and 2002. Under these assumptions, total compensation cost, the recognized compensation cost (included in labor cost) for the years ended December 31, 2006 and 2005 and the outstanding balance of stock option in capital adjustment as of December 31, 2006 and 2005 are as follows (in millions of Korean won) :

			Recognized				Stock options in
	Total		compensation cost				capital adjustment
	Compensation						December 31,		December 31,
Grant date	cost		2006		2005		2006		2005
March 17, 2000 (note a)	~~W~~	1,533	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
March 16, 2001(note b)		234		—		—		—		234
March 8, 2002		3,246		—		180		3,246		3,246

	~~W~~	5,013	~~W~~	—	~~W~~	180	~~W~~	3,246	~~W~~	3,480

(note a)	During the year ended December 31, 2005, the exercisable period expired for stock options representing 17,800 shares, for which the Company had recognized compensation cost of ~~W~~1,533 million. The related capital adjustment of ~~W~~1,533 million was transferred to capital surplus.

(note b)	During the year ended December 31, 2006, the exercisable period expired for stock options representing 43,820 shares, for which the Company had recognized compensation cost of ~~W~~234 million. The related capital adjustment of ~~W~~234 million was transferred to capital surplus.
If the Company had not excluded the volatility factor (expected volatility of 66.8% for options granted in 2000, 67.5% for options granted in 2001, and 63.0% for options granted in 2002), the pro forma total compensation cost would be ~~W~~15,967 million (~~W~~3,738 million for options granted in 2000, ~~W~~3,617 million for options granted in 2001 and ~~W~~8,613 million for options granted in 2002) and the recognized compensation cost for the year ended December 31, 2006 would be nil, and the pro forma net income and net income per common share for the year ended December 31, 2006, 2005, and 2004 are as follows:

	2006		2005		2004
Pro forma ordinary income (In millions of Korean won)	~~W~~	2,021,643	~~W~~	2,554,315	~~W~~	2,114,841
Pro forma ordinary income per share (In Korean won)		19,734		25,417		20,280
Pro forma net income (In millions of Korean won)		1,446,598		1,871,082		1,492,914
Pro forma net income per share (In Korean won)		19,734		25,417		20,280

17.	INCOME TAXES
a.	Details of income tax expense

Income tax expense for the years ended December 31, 2006 and 2005 consist of the following (in millions of Korean won) :

	2006		2005
Current	~~W~~	607,776	~~W~~	678,722
Changes in net deferred tax liabilities (note a)		(32,731)		4,511

Income tax expenses	~~W~~	575,045	~~W~~	683,233

(note a)	Changes in net deferred tax liabilities for the years ended December 31, 2006 and 2005 are as follows (in millions of Korean won) :

	2006		2005
Ending balance of net deferred tax liabilities	~~W~~	490,341	~~W~~	348,563
Beginning balance of net deferred tax liabilities		(348,563)		(323,096)
Adjustment to the beginning net deferred income tax liabilities based on tax return filed		10,453		8,536
Tax effect of temporary differences charged or credited directly to related components of stockholders’ equity		(184,962)		(29,492)

		(~~W~~32,731)	~~W~~	4,511

b.	Reconciling items between accounting income and taxable income

Reconciling items between accounting income and taxable income for the years ended December 31, 2006 and 2005 are as follows (in millions of Korean won) :

	2006		2005
(Temporary Differences)
Additions :
Allowance for doubtful accounts	~~W~~	52,228	~~W~~	142,420
Accrued interest income		3,931		8,823
Reserves for research and manpower development		188,000		131,467
Reserves for loss on disposal of treasury stock		218,097		—
Equity in losses of affiliates		115,562		94,821
Loss on impairment of long-term investment securities		137		1,793
Accrued expenses		50,886		17,055
Depreciation		52,411		14,826
Loss on impairment of other assets		971		7,461
Loss on valuation of currency swap (capital adjustments)		9,258		9,151
Loss on valuation of derivative instruments		4,695		—
Accrued severance indemnities		20,058		24,879
Deposits for severance indemnities		148,610		12,552
Consideration of conversion right		21,589		17,027
Other		71,617		49,974

Sub-total		958,050		532,249

Deductions:
Reserves for research and manpower development		(180,000)		(190,000)
Allowance for doubtful accounts		(124,184)		(59,612)
Depreciation		(19,594)		(80,359)
Accrued interest income		(8,714)		(8,331)
Equity in earnings of affiliates		—		(9,387)
Unrealized gains on valuation of long-term investment securities		(621,729)		(47,025)
Accrued expenses		(57,066)		(20,124)
Loss on impairment of other assets		(5,109)		(21,070)
Gain on valuation of derivative instruments		—		(2,545)
Accrued severance indemnities		(148,610)		(12,552)
Deposits for severance indemnities		(20,058)		(24,879)
Loss on disposal of property assets		(38,719)		—
Loss on disposal of treasury stock		(30,092)		—
Other		(57,728)		(42,994)

Sub-total		(1,311,603)		(518,878)

Total Temporary Differences		(353,553)		13,371

(Permanent Differences)		869,156		211,489

Total	~~W~~	515,603	~~W~~	244,860

c.	Change in cumulative temporary differences and deferred tax assets (liabilities)

Changes in cumulative temporary differences for the years ended December 31, 2006 and 2005 and deferred tax assets (liabilities) as of December 31, 2006 and 2005 are as follows (in millions of Korean won) :

	January 1,		Increase		Decrease		December 31,
Description	2006		(note a)		(note a)		2006
Current:
Allowance for doubtful accounts	~~W~~	122,561	~~W~~	52,447	~~W~~	124,184	~~W~~	50,824
Accrued interest income		(3,931)		(4,574)		(3,931)		(4,574)
Accrued expenses		61,967		51,100		57,066		56,001
Other		189,548		(2,696)		14,683		172,169

Total		370,145		96,277		192,002		274,420
Temporary differences unlikely to be realized		(147,774)		—		(19,219)		(128,555)

Total current cumulative temporary differences-net	~~W~~	222,371	~~W~~	96,277	~~W~~	172,783	~~W~~	145,865

Current deferred tax assets-net (note b)	~~W~~	61,152					~~W~~	40,113

Non-current:
Property and equipment	(~~W~~	196,446)	~~W~~	10,128	~~W~~	2,217	(~~W~~	188,535)
Loss on impairment of long-term investment securities		108,145		—		—		108,145
Loss on impairment of other long-term assets		7,461		(1,381)		5,109		971
Reserves for research and manpower development		(768,000)		(180,000)		(188,000)		(760,000)
Reserves for loss on disposal of treasury stock		(474,081)		—		(218,097)		(255,984)
Equity in (earnings) losses of affiliates		(5,025)		119,239		—		114,214
Equity in capital adjustment of affiliates		(109,468)		(13,738)		—		(123,206)
Unrealized loss on valuation of long-term investment securities (capital adjustment)		58,116		(36,351)		585,242		(563,477)
Accrued severance indemnities		148,465		20,203		148,610		20,058
Deposits for severance indemnities		(148,465)		(20,203)		(148,610)		(20,058)
Loss on valuation of currency swap		13,244		9,258		—		22,502
Loss on valuation of currency swap (capital adjustment)		19,554		4,695		—		24,249
Loss on valuation of interest rate swap (capital adjustment)		—		454		—		454
Considerations for conversion right		(67,279)		—		(5,148)		(62,131)
Other		(10,647)		84,404		49,193		24,564

Total		(1,424,426)		(3,292)		230,516		(1,658,234)
Temporary differences unlikely to be realized		(65,447)		(211,398)		(6,157)		(270,688)

Total non-current cumulative temporary differences-net	(~~W~~	1,489,873)	(~~W~~	214,690)	~~W~~	224,359	(~~W~~	1,928,922)

Total non-current deferred tax liabilities-net (note b)	(~~W~~	409,715)					(~~W~~	530,454)

(note a)	These changes include adjustment to reflect the change in accumulated temporary differences based on the prior year tax return.

(note b)	The tax rate used in measuring deferred tax assets and liabilities is 27.5%.

	January 1,
	2005						December 31,
Description	(note b)		Increase		Decrease		2005
Current :
Allowance for doubtful accounts	~~W~~	59,622	~~W~~	122,551	~~W~~	59,612	~~W~~	122,561
Accrued interest income		(7,796)		(558)		(4,423)		(3,931)
Accrued expenses		65,036		17,055		20,124		61,967
Other		169,964		24,955		5,371		189,548

Total		286,826	~~W~~	164,003	~~W~~	80,684		370,145
Temporary differences unlikely to be realized (note a)		(128,555)		(19,219)		—		(147,774)

Total current cumulative temporary differences-net	~~W~~	158,271		144,784		80,684	~~W~~	222,371

Current deferred tax assets-net (note c)	~~W~~	43,525					~~W~~	61,152

Non-current :
Property and equipment		(127,822)		(61,386)		7,238		(196,446)
Loss on impairment of long-term investment securities		106,752		1,393		—		108,145
Loss on impairment of other long-term assets		21,070		7,461		21,070		7,461
Reserves for research and manpower development		(709,467)		(190,000)		(131,467)		(768,000)
Reserves for loss on disposal of treasury stock		(474,081)		—		—		(474,081)
Equity in (earnings) losses of affiliates		(89,441)		94,821		10,405		(5,025)
Equity in capital adjustment of affiliates		—		(109,468)		—		(109,468)
Unrealized loss on valuation of long-term investment securities		—		58,116		—		58,116
Accrued severance indemnities		139,524		21,493		12,552		148,465
Deposits for severance indemnities		(139,524)		(21,493)		(12,552)		(148,465)
Loss on valuation of derivative instruments		15,789		—		2,545		13,244
Loss on valuation of derivative instruments (capital adjustment)		—		19,554		—		19,554
Considerations for conversion right		—		(67,279)		—		(67,279)
Other		(122,004)		186,800		75,443		(10,647)

Total		(1,379,204)		(59,987)		(14,766)		(1,424,426)
Temporary differences unlikely to be realized (note a)		46,038		(65,447)		46,038		(65,447)

Total non-current cumulative temporary differences-net	(~~W~~	1,333,166)		(125,435)		31,272	(~~W~~	1,489,873)

Total non-current deferred tax liabilities-net (note c)	(~~W~~	323,096)					(~~W~~	409,715)

(note a)	Through 2004, the tax effects of temporary differences, which are unlikely to be realized, and temporary differences directly adjusted to capital surplus or capital adjustments, such as net unrealized loss on valuation of long-term investment securities, were excluded in determining the net deferred tax assets or liabilities. However, effective January 1, 2005, pursuant to adoption of SKAS No. 16, “Income Taxes”, temporary differences are presented on a gross basis, including temporary differences which are unlikely to be realized. In addition, tax effects of temporary differences related to adjustments made directly to capital surplus or capital adjustments are included in determining the net deferred tax assets or liabilities.

(note b)	These changes include adjustment to reflect the change in accumulated temporary differences based on the prior year tax return.

(note c)	Effective January 1, 2005, pursuant to adoption of SAKS No. 16 deferred tax assets and liabilities are separated into current and non-current amounts based on the classification of related assets or liabilities for financial reporting purpose. The tax rate used in measuring deferred tax assets and liabilities is 27.5%.

Deferred tax assets and liabilities before offsetting each other as of December 31, 2006 and 2005 are as follows (in millions of Korean won) :

	2006		2005
Deferred tax assets	~~W~~	93,697	~~W~~	192,044
Deferred tax liabilities		(584,038)		(540,607)

Deferred tax assets (liabilities), net	(~~W~~	490,341)	(~~W~~	348,563)

Current, net	~~W~~	40,113	~~W~~	61,152
Non-current, net	(~~W~~	530,454)	(~~W~~	409,715)

d.	Deferred tax assets (liabilities) added to (deducted from) capital surplus or capital adjustments

Deferred tax assets (liabilities) added to (deducted from) capital surplus or capital adjustments as of December 31, 2006 and 2005 are as follows (in millions of Korean won) :

	2006	2005
Gains on disposal of treasury stock	(~~W~~38,341)	(~~W~~30,576)
Considerations for conversion right	(17,086)	(18,502)
Unrealized loss on valuation of long-term investment securities	(154,956)	15,982
Equity in capital adjustment of affiliates, net	(41,441)	(32,350)
Loss on valuation of currency swap	6,668	5,377
Loss on valuation of interest rate swap	125	—

Total	(~~W~~245,031)	(~~W~~60,069)

e.	Effective tax rate

Effective tax rates for the years ended December 31, 2006 and 2005 are as follows (in millions of Korean won) :

	2006		2005
Income before income tax expenses	~~W~~	2,021,643	~~W~~	2,554,613
Income tax expenses		575,045		683,233

Effective tax rate		28.44%		26.75%

18.	NET INCOME AND ORDINARY INCOME PER SHARE

The Company’s net income and ordinary income per share amounts for the years ended 2006 and 2005 are computed as follows (In millions of Korean won, except for per share income per share):

Net income and ordinary income per share

	2006		2005
Net income and ordinary income	~~W~~	1,446,598	~~W~~	1,871,380
Weighted average number of common shares outstanding		73,305,026		73,614,296

Net income and ordinary income per share (in Korean won)	~~W~~	19,734	~~W~~	25,421

The weighted average number of common shares outstanding for the years ended December 31, 2006 and 2005 is calculated as follows :

	Number of	Weighted	Weighted
	shares	number of days	number of shares
For 2006
Outstanding common stocks at January 1, 2006	82,276,711	365 / 365	82,276,711
Treasury stocks at January 1, 2006	(8,662,415)	365 / 365	(8,662,415)
Retirement of treasury stock (note a)	(1,083,000)	126 / 365 (note a)	(373,546)
Conversion of convertible bonds into common stock (note b)	136,163	172 / 365 (note a)	64,276

Total	72,667,459		73,305,026

For 2005
At January 1, 2005	82,276,711	365 / 365	82,276,711
Treasury stock, at the beginning	(8,662,415)	365 / 365	(8,662,415)

Total	73,614,296		73,614,296

(note a)	The Company retired treasury stocks which were acquired on two different dates during the year ended December 31, 2006, and weighted number of shares was calculated considering each transaction date.

(note b)	Treasury stocks were reissued to settle the conversion of the convertible bonds on several times during the year ended December 31, 2006 and the weighted number of shares was calculated considering each transaction date.

Diluted net income and ordinary income per share amounts for the years ended December 31, 2006 and 2005 are computed as follows (In millions of Korean won, except for share data):
Diluted net income and ordinary income per share

	2006		2005
Adjusted net income and ordinary income	~~W~~	1,459,875	~~W~~	1,884,435
Adjusted weighted average number of common shares outstanding		75,025,926		75,332,996

Diluted net income and ordinary income per share	~~W~~	19,458	~~W~~	25,015

Adjusted net income and ordinary income per share and the adjusted weighted average number of common shares outstanding for the years ended December 31, 2006 and 2005 are calculated as follows (In millions of Korean won, except for share data):

	2006		2005
Net income and ordinary income	~~W~~	1,446,598	~~W~~	1,871,380
Effect of stock options (note a)		—		—
Effect of convertible bonds (note b)		13,277		13,055

Adjusted net income and ordinary income	~~W~~	1,459,875	~~W~~	1,884,435

	2006	2005
Weighted average number of common shares outstanding	73,305,026	73,614,296
Effect of stock options (note a)	—	—
Effect of convertible bonds (note b)	1,720,900	1,718,700

Adjusted weighted average number of common shares outstanding	75,025,926	75,332,996

(note a)	For the years ended December 31, 2006 and 2005, the outstanding stock options did not have a dilutive effect because the exercise price exceeded the average market price of common stock for the years ended December 31, 2006 and 2005, respectively.

(note b)	The effect of convertible bonds increased net income related to interest expenses that would not have incurred, and increase in the weighted average number of common shares outstanding related to common shares that would have been issued, assuming that the conversion of convertible bonds were made at the beginning of the period.

19.	RESTRICTED CASH AND CASH EQUIVALENTS
a.	At December 31, 2006, the Company has guarantee deposits restricted for its checking accounts totaling ~~W~~23.5 million and deposits restricted for a charitable trust for the public totaling ~~W~~10,000 million of which due date is February 8, 2009.

b.	The Company entered into a contract with First Data Corporation to sell the investment in common stock of KMPS Corporation, which was held by the Company and accounted for as available-for-sale securities. At December 31, 2006, certain portion of proceeds from sales of such investment totaling ~~W~~1,137 million is kept in escrow accounts in accordance with the Escrow Agreement, which is restricted for use until November 16, 2007, the final settlement date, and recorded as short-term deposits.
20.	DIVIDEND DISCLOSURE

Details of dividends which were declared for the years ended December 31, 2006 and 2005 are as follows (in millions of Korean won except for per share data) :

		Number of shares	Face value
	Dividend type	outstanding	per share		Dividend ratio	Dividends
2006	Cash dividends (interim)	73,713,657	~~W~~	500	200%	~~W~~	73,714
	Cash dividends (year-end)	72,667,459	~~W~~	500	1,400%		508,672

	Total					~~W~~	582,386

2005	Cash dividends (interim)	73,614,296	~~W~~	500	200%	~~W~~	73,614
	Cash dividends (year-end)	73,614,296	~~W~~	500	1,600%		588,914

	Total					~~W~~	662,528

Dividends payout ratios (including interim dividend) for the years ended December 31, 2006 and 2005 are as follows (In millions of Korean won) :

	2006		2005
Dividends	~~W~~	582,386	~~W~~	662,528
Net income		1,446,598		1,871,380

Dividends payout ratio		40.26%		35.40%

Dividends yield ratios for the years ended December 31, 2006 and 2005 are as follows (in Korean won) :

	2006		2005
Dividend per share	~~W~~	8,000	~~W~~	9,000
Stock price at the year-end		222,500		181,000

		3.60%		4.97%

21.	INSURANCE

As of December 31, 2006, certain Company’s assets are insured with local insurance companies as follows (In millions of Korean won and thousands of U.S. dollars):

Insured	Risk	Carrying value		Coverage
				US$	59,115
Property and equipment	Fire and comprehensive liability	~~W~~	3,608,844	~~W~~	7,617,737

 In addition, the Company carries directors and officers liability coverage insurance totaling ~~W~~ 50,000 million.
22.	RELATED PARTY TRANSACTIONS
a. Holding company and subsidiaries
As of December 31, 2006 and December 31, 2005, parent company and subsidiaries of the Company are as follows:

		Ownership
Type	Company	percentage (%)	Types of business
Parent company	SK Corporation	22.8 (note a)	Manufacturing and selling petrochemicals
Subsidiary	SK Telink Co., Ltd.	90.8	Telecommunication service
”	SK Communications Co., Ltd.	85.9	Internet website services
”	SK Wyverns Baseball Club Co., Ltd.	100.0	Business related sports
”	Global Credit & Information Co., Ltd.	50.5	Credit and collection services
”	PAXNet Co., Ltd.	59.7	Internet website services
”	Seoul Records, Inc.	60.0	Release of music disc
”	SLD Telecom PTE Ltd.	73.3	Telecommunication service
”	SK Telecom China Co., Ltd.	100.0	Telecommunication service
”	U-Land Company Ltd	70.1	Network and mobile value added service
”	IHQ, Inc.	34.1	Entertainment management
”	SK Telecom USA Holdings, Inc.	100.0	Telecommunication service
”	SK Telecom International Inc.	100.0	Telecommunication service
”	Centurion IT Investment Association	37.5	Investment association
”	The First Music Investment Fund of SK-PVC	69.3	Investment association
”	The Second Music Investment Fund of SK-PVC	79.3	Investment association
”	SK-KTB Music Investment Fund	74.3	Investment association
”	IMM Cinema Fund	48.4	Investment association
”	Cyworld, Inc.	30.0	Internet website services
”	Cyworld Japan Co., Ltd.	30.0	Internet website services
”	SK Cyberpass Inc.	70.5 (note b)	Telecommunication service
”	YTN Media Inc.,	51.4 (note b)	Broadcasting program production
”	Ntreev Soft Co., Ltd	51.0 (note b)	Game program production
”	IHQ USA, Inc.	100.0 (note b)	Surveying marketing information
”	SK Telecom Europe Ltd.	100.0	Wireless telecommunication related business
”	SK Telecom Advanced Tech & Service Center	100.0	Research & Development
”	Cyworld Europe GmbH	50.2 (note b)	Internet Website services
”	Cyworld China Ltd	100.0 (note b)	Internet Website services
”	SK I Media Co., Ltd.	60.0 (note b)	Game Software production

(note a) The ownership percentage represents parent company’s ownership over the Company.
(note b) The ownership percentage represents subsidiaries’ ownership over their subsidiaries, in which the Company has no direct investment.
b. Transactions and balances with related parties

Significant related party transactions for the years ended December 31, 2006 and 2005, and account balances as of December 31, 2006 and 2005 are as follows (In millions of Korean won):

b-(1) Transactions

	For year ended December 31, 2006						For year ended December 31, 2005
	Purchases of		Commissions		Commissions		Purchases of		Commissions		Commissions
	property and		paid and		earned and		property and		paid and		earned and
	equipment		other expenses		other income		equipment		Other expenses		other income
Parent Company:
SK Corporation	~~W~~	2,158	~~W~~	37,040	~~W~~	12,475	~~W~~	1,106	~~W~~	44,745	~~W~~	8,926

Subsidiaries:
SK Communications Co., Ltd.		1,495		44,321		3,509		132		46,040		1,097
Global Credit & Information Co., Ltd.		—		42,787		1,389		—		37,549		1,106
PAXNet Co., Ltd.		—		8,985		1,495		90		16,338		2,496
SK Telink Co., Ltd.		—		13,490		26,836		—		14,908		18,370
SK Wyverns Baseball Club Co., Ltd		—		18,300		488		—		18,358		628
Others		14		27,158		10,534		580		2,679		348

Equity Method Investees:
Helio, LLC.		—		3		18,243		—		—		11,913
SK C&C Co., Ltd.		204,563		284,349		7,732		246,600		321,046		7,854
TU Media Corp.		573		1,515		57,301		—		1,950		22,381
Others		3,603		21,184		17,565		252		18,040		1,136

Others :
SK Engineering & Construction Co., Ltd.		235,872		7,086		2,381		257,823		6,593		2,470
SK Networks Co., Ltd.		8,018		471,073		11,110		5,857		425,832		12,546
Innoace Co., Ltd.		23,986		7,447		218		13,634		2,109		218
SK Telesys Co., Ltd.		231,227		6,567		1,673		228,024		5,874		385
Others		2,539		17,468		3,946		8,464		42,368		2,512

Total	~~W~~	714,048	~~W~~	1,008,773	~~W~~	176,895	~~W~~	762,562	~~W~~	1,004,429	~~W~~	94,386

b-(2) Account balances

	As of December 31, 2006
											Guarantee
	Accounts		Short-term		Long-term		Guarantee		Accounts		deposits
	receivable		loans		loans		deposits		payable		received
Parent Company:
SK Corporation	~~W~~	3,560	~~W~~	—	~~W~~	—	~~W~~	291	~~W~~	7,962	~~W~~	6,174

Subsidiaries:
SK Communications Co., Ltd.		535		—		—		—		7,255		5,459
SK Wyverns Baseball Club Co., Ltd.		475		1,150		4,132		—		—		—
Global Credit & Information Co., Ltd.		82		—		—		—		7,645		—
PAXNet Co., Ltd.		121		—		—		—		913		—
SK Telink Co., Ltd.		4,352		—		—		—		2,209		955
Others		10,964		—		—		—		2,237		—

Equity Method Investees:
SK C&C Co., Ltd.		650		—		—		—		86,332		346
Helio, LLC.		13,335		—		—		—		—		—
TU Media Corp.		6,369		—		—		—		886		3,016
Others		4,316		—		—		—		4,053		226

Others:
SK Engineering & Construction Co., Ltd.		258		—		—		—		1,635		942
SK Networks Co., Ltd.		771		—		—		113		69,546		3,010
Innoace Co., Ltd.		1		—		—		—		13,574		2,291
SK Telesys Co., Ltd.		12		—		—		—		51,531		—
Others		847		—		—		900		12,078		—

Total	~~W~~	46,648	~~W~~	1,150	~~W~~	4,132	~~W~~	1,304	~~W~~	267,856	~~W~~	22,419

	As of December 31, 2005
											Guarantee
	Accounts		Short-term		Long-term		Guarantee		Accounts		deposits
	receivable		loans		loans		deposits		payable		received
Parent Company:
SK Corporation	~~W~~	1,643	~~W~~	—	~~W~~	—	~~W~~	1,307	~~W~~	6,767	~~W~~	6,174

Subsidiaries:
SK Communications Co., Ltd.		195		—		—		—		5,891		3,681
SK Wyverns Baseball Club Co., Ltd.		527		1,150		4,706		—		—		—
Global Credit & Information Co., Ltd.		70		—		—		—		6,533		—
PAXNet Co., Ltd.		401		—		—		—		2,077		—
SK Telink Co., Ltd.		436		—		—		—		1,179		514
Others		2		—		—		—		2,755		70

Equity Method Investees:
WiderThan Co., Ltd.		4		—		—		—		17,398		—
SK C&C Co., Ltd.		91		—		—		—		174,884		346
Helio, LLC.		11,914		—		—		—		—		—
Others		6,048		—		—		—		4,154		3,062

Others:
SK Engineering & Construction Co., Ltd.		97		—		—		—		21,326		942
SK Networks Co., Ltd.		1,760		—		—		113		20,465		2,700
Innoace Co., Ltd.		—		—		—		—		6,100		2,138
SK Telesys Co., Ltd.		3		—		—		—		65,496		—
Others		223		—		—		900		7,495		—

Total	~~W~~	23,414	~~W~~	1,150	~~W~~	4,706	~~W~~	2,320	~~W~~	342,520	~~W~~	19,627

c. Compensation for the key management

The Company considers registered directors who have substantial roles and responsibility for planning, operating, and controlling of the business as key management, and the considerations given to the key management for the year ended December 31, 2006 are as follows(In millions of Korean won):

	For the year ended December 31, 2006
			Severance
Payee	Payroll		indemnities		Total
12 Registered directors (including outside directors)	~~W~~	4,472	~~W~~	935	~~W~~	5,407

(note) Compensation for an ex-outside director who resigned during the year ended December 31, 2006 is included.
In addition, on March 8, 2002, the Company granted stock options to its nine key members of the management, representing 15,110 shares at an exercise price of ~~W~~ 267,000 per share. The stock options fully vested after three years from the date of grant and are exercisable for two years upon vesting. Upon exercise of stock options, the Company will issue its common stock or deliver treasury stock.
23.	PROVISION FOR MILEAGE POINTS

The Company, for its marketing purposes, grants certain mileage points (“Rainbow Points”) to its subscribers based on their usage of the Company’s services. Rainbow Points provision was provided based on the historical usage experience and the Company’s marketing policy. Such provision was recorded as accrued expenses or other non-current liabilities in accordance with the expected points usage duration since balance sheet date.

Details of change in the provisions for such mileage points for the years ended December 31, 2006 and 2005 are as follows (In millions of Korean won):

	2006		2005
Beginning balance	~~W~~	52,172	~~W~~	61,596
Present value discount (note a)		—		(7,415)
Increase		10,757		7,265
Decrease		(10,336)		(9,274)

Ending Balance		52,593	~~W~~	52,172

(note a) Effective January 1, 2005, pursuant to adoption of SKAS No.17 (See Note 2 .(n)), Rainbow Points provision is recorded at the present value, which was recorded at nominal value through 2004.
Rainbow Points expire after 5 years; thus, all unused points are expired on their fifth anniversary.
The expected year when unused Rainbow Points as of December 31, 2006 are expected to be used and the respective estimated monetary amount to be paid in a given year are as follows (In millions of Korean won):

Expected usage for the year	Estimated amount to be paid
ended December 31,	In nominal value (note b)		Present value (note b)
2007	~~W~~	26,786	~~W~~	25,457
2008		16,022		14,471
2009		8,534		7,326
2010		4,406		3,595
2011		2,249		1,744

Ending balance	~~W~~	57,997	~~W~~	52,593

(note b) The above expected year of the usage and the present value of the estimated amount to be paid are estimated based on historical usage experience.
24.	DERIVATIVE INSTRUMENTS
a.	Currency swap contract to which the cash flow hedge accounting is applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Citibank, BNP Paribas and Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$300,000,000 at annual fixed interest rate of 4.25% issued on April 1, 2004. As of December 31, 2006, in connection with unsettled foreign currency swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~ 17,581 million (excluding tax effect totaling ~~W~~ 6,668 million and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling ~~W~~ 65,472 million) was accounted for as a capital adjustment.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Calyon bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of December 31, 2006, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~ 1,094 million (excluding foreign exchange translation gain arising from U.S. dollar denominated long-term borrowings totaling ~~W~~ 1,840 million) was accounted for as a capital adjustment.

b.	Currency swap contract to which the cash flow hedge accounting is not applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Credit Suisse First Boston International to hedge foreign currency risk of unguaranteed U.S. dollar denominated convertible bonds with face amounts of US$329,450,000 issued on May 27, 2004. In connection with unsettled fixed-to-fixed cross currency swap contract to which the cash flow hedge accounting is not applied, loss on valuation of currency swap of ~~W~~ 9,258 million for the year ended December 31, 2006 and gain on valuation of currency swap of ~~W~~ 2,545 million for the year ended December 31, 2005 were charged to current operations.

In addition, the company has entered into a fixed-to-fixed cross currency swap contract with Hana Bank, Korea Exchange Bank, Woori Bank, Shinhan Bank, Citibank and Barclays Bank to hedge foreign currency risk of unguaranteed U.S. dollar denominated convertible bonds issued by China Unicom which was acquired on July 5, 2006. In connection with unsettled fixed-to-fixed cross currency swap contract to which the cash flow hedge accounting is not applied, gain on valuation of currency swap of ~~W~~ 16,660 million for the year ended December 31, 2006 were charged to current operations.

c.	Interest rate swap

The Company has entered into a floating-to-fixed interest rate swap contract with Shinhan Bank to hedge the interest rate risk of floating rate discounted bill with face amounts totaling ~~W~~ 200,000 million borrowed on June 29, 2006. As of December 31, 2006, in connection with unsettled interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~ 329 million (excluding tax effect totaling ~~W~~ 125 million) was accounted for as a capital adjustment.

As of December 31, 2006, fair values of above derivatives recorded in long-term liabilities and details of derivative instruments as of December 31, 2006 are as follows (In thousands of U.S. dollars and millions of Korean won):

					Fair value
					Designated
		Face		Duration	as cash		Not
Type	Hedged item	Amount		of contract	flow hedge		designated		Total
Current assets:
Fix-to-fixed cross	U.S. dollar denominated
currency swap	convertible bond issued by			July 5, 2006
	China Unicom	US$	1,000,000	~ July 5, 2007	~~W~~	—	~~W~~	16,660	~~W~~	16,660

					~~W~~	—	~~W~~	16,660	~~W~~	16,660

Non-current liabilities:
Fix-to-fixed cross	U.S. dollar denominated			March 23, 2004
currency swap	bonds	US$	300,000	~ April 1, 2011	~~W~~	89,721	~~W~~	—	~~W~~	89,721
Fix-to-fixed cross	U.S. dollar denominated			May 27, 2004
currency swap	convertible bond	US$	100,000	~ May 27, 2009		—		22,503		22,503
Floating-to-fixed cross currency	U.S. dollar denominated			October 10, 2006
interest rate swap	long-term borrowings	US$	100,000	~October 10, 2013		746		—		746

						90,467		22,503		112,970

Floating-to-fixed	Long-term floating rate			June 29, 2006
interest rate swap	discounted bill	~~W~~	200,000	~ June 29, 2010		454		—		454

					~~W~~	90,921	~~W~~	22,503	~~W~~	113,424

25.	COMMITMENTS

In accordance with the resolution of the Company’s board of directors dated January 26, 2005, the Company and EarthLink, Inc., an internet service provider in the United States of America, agreed to establish ‘Helio, LLC.’, a joint venture company, in the United States of America in February 2005 in order to provide wireless telecommunication service across the United States of America. The Company, via SK Telecom USA Holdings, Inc., its wholly-owned subsidiary in the United States of America, has invested US$200.5 million from 2005 through December 31, 2006 and will additionally invest US$19.5 million through 2007 to maintain a 50% equity interest in the joint venture company. Helio, LLC. launched cellular voice and data services extensively across the United States of America in May 2006, by renting networks from network operators throughout the United States of America also known as partial mobile virtual network operator (MVNO) system.

26.	OPERATING RESULTS FOR THE FOURTH QUARTER

The Company’s key operating results for the three months ended December 31, 2006 and 2005 are as follows (in millions of Korean won, except for income per share) :

	4th Quarter of
	2006		2005
	(unaudited)		(unaudited)
Operating revenue	~~W~~	2,759,776	~~W~~	2,626,557
Ordinary income		371,006		567,123
Net income		279,298		447,975
Net income and ordinary income per share (in Korean won)		3,926		6,085

Independent Accountant’s Review Report
on Internal Accounting Control System (“IACS”)
English Translation of a Report Originally Issued in Korean
To the Representative Director of
SK Telecom Co., Ltd.
We have reviewed the accompanying Report on the Management’s Assessment of IACS (the “Management’s Report”) of SK Telecom Co., Ltd. (the “Company”) as of December 31, 2006. The Management’s Report, and the design and operation of IACS are the responsibility of the Company’s management. Our responsibility is to review the Management’s Report and issue a review report based on our procedures. The Company’s management stated in the accompanying Management’s Report that “based on the assessment of the IACS as of December 31, 2006, the Company’s IACS has been appropriately designed and is operating effectively as of December 31, 2006, in all material respects, in accordance with the IACS Framework established by the Korea Listed Companies Association.”
We conducted our review in accordance with the IACS Review Standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform a review, objective of which is to obtain a lower level of assurance than an audit, of the Management’s Report in all material respects. A review includes obtaining an understanding of a company’s IACS and making inquiries regarding the Management’s Report and, when deemed necessary, performing a limited inspection of underlying documents and other limited procedures.
A company’s IACS represents internal accounting policies and a system to manage and operate such policies to provide reasonable assurance regarding the reliability of financial statements prepared, in accordance with accounting principles generally accepted in the Republic of Korea, for the purpose of preparing and disclosing reliable accounting information. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness of IACS to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Based on our review, nothing has come to our attention that causes us to believe that the Management’s Report referred to above is not fairly stated, in all material respects, in accordance with the IACS Framework established by the Korea Listed Companies Association.
Our review is based on the Company’s IACS as of December 31, 2006, and we did not review its IACS subsequent to December 31, 2006. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in the Republic of Korea and may not be appropriate for other purposes or for other users.
February 14, 2007
/s/ Deloitte Anjin LLC
Seoul, Republic of Korea

Report on the Assessment of
Internal Accounting Control System (“IACS”)
English Translation of a Report Originally Issued in Korean
To the Board of Directors and Auditor (Audit Committee) of
SK Telecom Co., Ltd.
I, as the Internal Accounting Control Officer (“IACO”) of SK Telecom Co., Ltd. (“the Company”), assessed the status of the design and operation of the Company’s IACS for the year ended December 31, 2006.
The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been appropriately designed and is effectively operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of preparing and disclosing reliable financial statements. I, as the IACO, applied the IACS Framework established by the Korea Listed Companies Association for the assessment of design and operation of the IACS.
Based on the assessment of the IACS, the Company’s IACS has been appropriately designed and is operating effectively as of December 31, 2006, in all material respects, in accordance with the IACS Framework.
December 31, 2006
/S/ Ha, Sung Min
Internal Accounting Control Officer
/S/ Kim, Shin Bae
President

Forward-Looking Statement Disclaimer
The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By: /s/ Tae Jin Park

(Signature)

Name: Tae Jin Park

Title: Vice President
Date: April 20, 2007